Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Leidos 2016 Investor Day

August-01-2016

Confirmation #13642435

Ms. Kelly Hernandez: Good Afternoon. Like to welcome you all to our investor day, 2016 Leidos Investor day. Thank you all for being here. I’d also like to thank those of you on the webcast for joining as well. We’re excited to have you here today. We have a full agenda, and I’ll be sharing that with you in a moment. But first, just a couple of logistics. If you could please ensure your phones are on silent, that would be very helpful. We also have a couple of folks in the back, in case you have any questions about logistics or other issues throughout the day. Feel free to step back to the registrations desk, and they can help you.

Let me start with a couple minutes on the agenda. But first, forward looking statements. I’d like to walk you through a couple of the risk factors. Today’s discussion contains forward looking statements based on the environment as we currently see it and as such does include risk and uncertainties. Please refer to our press release for more information the specific risk factors that could cause actual results to differ materially.

Finally, during the day, we will discuss GAAP and non-GAAP financial measures. A reconciliation between the two is included in the press release, in our press release, as well, as well as in our filings with the SEC. They’re also available in the presentation slides provided on the investor relation section of our website at ir.leidos.com.

With that, I’ll quickly walk you through the agenda for today. We’ll open with a presentation by our chairman and CEO Roger Krone. He’ll offer a strategic overview of the company looking ahead as well as sharing the excitement we have in the future. Roger will be followed by Mike Leiter who will present an overview of some detailed insights into our business segments as well as case studies on programs within our portfolio. Following Mike, Jim Reagan, our Chief Financial Officer will present the financial portion of the day including details on opportunities provided by the transactions and updates on our financial outlook for the next few years. That’ll wrap up the day’s formal presentations, and then we’ll end with the Q&A panel sessions with all of our speakers. I’d ask you to please hold all of your questions until that session.

And without further ado, I’d like to invite our Chairman and CEO, Roger Krone, up on stage. Mr. Roger Krone: Okay, Kelly. Where’s the clicker? Okay. Great. All right. Thank you. All right. Let me put that up. Let’s see. Welcome everybody. It is a really, really exciting to be here. Frankly, it’s fun, and I see in the audience, frankly, a lot of old friends and Byron and Cai and folks that I’ve worked with and, you know, a couple different companies. Gosh, for 20, 30, going on 40 years, and, this really is an exciting time for it. It’s an exciting time for Leidos.

Before I jump in, let me just do a couple quick things. For Kelly, thanks for bringing us here. We also have, Amber and Jessica and Myra that you have seen around. If something like this doesn’t happen with a lot of a lot of prework and a lot of strong support, and I appreciate the work that they’ve done to be able to get us to Investor Day, August 1. For those of us who gathered together on the 26th of January and we did the final negotiation [unintelligible] feels like just yesterday. Other days, it feels like it was a couple years ago. So, let me kind of get on with what I want to talk about.

That’s why we’re here, to talk about the new company. We’re here to talk about Leidos. Frankly, we’re talk a little bit about where we have been, but we know you’re all gathered here today because of the merger that we complete to close mid-month with Lockheed Martin’s IS&GS organization. I want to talk a lot about the business. I want to talk about the market. And I want to talk about the leadership team that’s here. But I also know you’re here for to hear all about that, but you’re also really, really interested in the numbers. And so, we put a couple of numbers on this chart. We also made the decision to distribute the books to you. We’ve also filed those now, with the SEC, and we did notice that a lot of people went straight to the back to look at the numbers.

So, what I thought I’d do is just highlight a couple of the numbers at the bottom of this chart and work my way up. Then Mike’s going to talk. You know, I’ll give my presentation. I’ll talk about the strategy of the business. Mike’s going to talk about the programs and where we are on, on growth and then Jim will come back and tell you a little bit more details on the numbers.

But first and foremost, which I think may be news to many folks that are here today. We expect to be $.30 accretive in 2016 as a result of the combination of the two companies, and that is a cash accretion. That will generate cash. We’ll be able to take that to the bank or roll that into our capital structure. And then we expect to begin this journey of value capture, and as I said on the earnings call, and many of you were on the earnings call when we initially close the transaction and we’re out on the road. We talked about 2017 being sort of a break even from an accretion standpoint. Based upon our understanding of the two businesses, where we are in the debt markets and bringing it all together, we now expect that to be $.09 accretive in 2017 on a non-GAAP basis. And, again, Jim will take you through some of the details on that.

We said from the beginning that we have a commitment to our quarterly dividend of $.32 a share or a dollar and a quarter a year. Despite the issuance of 77 million additional shares to bring our share count up to 151 million we, again, today, as we have in the past, make the commitment to the $.32 dividend or dollar and a quarter a share. Because we believe, you know, returning value to the shareholders is really, really important, and we think Leidos being a dividend payer separates us from some of our competitors.

Then, then, in the next bullet, and live explanation are on this one. I’ll go into it a little bit more detail, and I’ll defer to others to explain, but we’re going to distribute $1 billion of Leidos cash to Leidos shareholders. That will equate to a special dividend of $13.64. I think most of you know that’s associated with creating what we call a Reverse Morris Trust tax free structure that enables us to conclude this transaction so it’s tax free for Lockheed, allows us to use both cash and stock to consummate the deal.

But, what I really want to talk about is creating this market leader in the global IT and solutions business. And why we’re so excited about the coming together of these two great organizations, and the company that we envision going forward. And so, I’m going to spend most of my time on that first bullet, but I knew if I didn’t get some numbers out here up front, I’d run the potential of losing some of the, the more analytical people in the audience today.

So, I’m going to really talk about three areas, and these three areas come together to create the new Leidos which is pictured in the box on the right. You know, the $10 billion company that we think will have both top line growth, bottom line expansion, and will continue that, that philosophy that, that we have of, of high cash generation, an asset like business model, and returning value to our owners, both our equity shareholders, and our debt holders.

So, what I want to do first is sort of revisit a little bit of where we have been. I think most of you know I’ve had the pleasure of being at Leidos for now over two years. It’s sort of been an exciting two years. It went quick. We’ve done a lot of work to make Leidos a great company, to set it up for what’s next. And then, I want to talk a little bit about strategy and what’s going on in the world and why do we think that Leidos with its abilities and its workforce is well positioned for the markets that we see going forward.

And then, I’m going to spend, probably, the majority of my presentation to talk a little bit about the what. How do we see the companies going together? What are the areas of value creation? Why do we think this will be both a market leader in the short term, but a market leader in the long term? So, and that’s an outline for my presentation. Let me go ahead.

When I came to the company we looked at what had been done by John Jumper relative to the split and the spinout of SAIC. And, you know, I started talking to Leidos about coming to be CEO, in the spring of ’14, and I took the job really about mid-summer in ’14. And, I, I tried to understand the strategy of creating the new Leidos and being more agile and focused on growth and innovation, and clearly, I bought into that.

But there were some things about the core operation, and some things on the balance sheet that I thought needed some attention on day one. And, so we put together, essentially, this strategy, and frankly, I use the word, it’s going to be a boring strategy. It’s not all that flashy. But, what are we going to do? We’re going to focus on what we do well, and we’re going to get rid of those things that we don’t do well. So, that means we’re going to define our core markets, and if businesses are not in our core markets, then we’re going to get out of them. And so, we sold the, the, the playing field power plan did some portfolio shaping. We’re going to drive growth.

SAIC Leidos has been a company that has done well in growing markets, and we’re going to do that by investing in the front end of the business. We’re going to invest carefully and methodically, okay, to make sure that we have differentiated core capabilities that our customers value and were are willing to pay a premium for. And, what we said from day one has continued through the two years and will continue in the future is where we have access capital, all right. Where we don’t have a need for that within the business, is that we’re going to return that capital to our shareholders and our stakeholders.

But what’s that look like? This is just sort of a value stream of how we think about the business. I would say it’s not the most remarkable slide I’m going to put up, but I think it, it creates a context for us to talk about the demonstrated performance that you have seen in the, this leadership team’s operation of Leidos over the past, over the past two years. Let me just take it line by line.

So first and foremost, we needed to fix, if you will, the top line. We needed to restore the company from several years of contraction and decline and put it back on a growth path. And, as many of you know, we did that by hiring a new head of business development, Mike Leiter who will come up and talk in a few minutes. But, more importantly, reinvigorating our account management and our whole business development process. So, we, our submits were up, our bids were up, we won some large marquis contracts. One of the goals of the company was to be able to bid on larger contracts and to throw, if you will, and throw bigger weight, and we’ve been successful at doing that. We also said that we were going to grow the bottom line. All right. We are going to increase our EBITDA margin, and we’re going to do that, really, in three ways. We’re going to do it by being careful about the way we bid and the way we negotiate our contracts because the best way to raise your margin is to do it at the negotiating table. But we also said we’re going to do it through excellent execution and performance, and, thirdly we’re going to do it through a focus on cost reduction, primarily in the indirect areas. And you’ve seen us go through, frankly, two waves of significant cost reductions that have allow us to lower our, what we call our wrap rates or our billing rates, all of which have led to this 130 basis point increase in our bottom line.

All right. We’re also said we’re going to focus on cash flow. The great thing about the Leidos business model is we are a very asset light business. We tend to be people focused. The people are our largest asset. We try not to own anything. Although we have a couple buildings, but it’s a very, very small percentage of our real property. We tend to lease. We tend to use other people’s factories. We tend to use this to create this agile business model, and we have focused on generating cash in excess of our, of our EBITDA, and although we did this through better contract negotiations, a point I want to I want to emphasize today is we also did it through a lot of work on internal processes. We put DSOs and, and days working capital in our variable comp. And, under the leadership of Marc Crown, our treasurer, we implemented a Six Sigma process on our cash flow cycle. So, we were able to actually harvest some lazy cash out of the balance sheet and what the chart shows here is actually convert a lot of balance sheet and a lot of EBITDA to the bottom line in cash.

What we do with that cash. We looked at leverage and where we were relative to our debt, what kind of debt we had with the duration it was, where it was priced in the market and made a commitment to start a deleveraging process. We bought, I think, over $220 million worth of our own debt, and we did it in a very thoughtful, disciplined way. And for most of our repurchases, we were able to buy below par which was exciting, and I think you probably realize that during that period, we also did a fixed to variable swap to get our average interest rate down in our debt portfolio which allowed us to reduce the debt service that we paid off of our capital structure.

And then, finally, the thing that that, that I think is important, and I know that you all focus on. We generated a lot of cash. During this period, almost $1 billion in cash flow, 740 of which we, we deployed. 236 which we, we kept on the balance sheet. You can see on this slide, we actually increased our cash balance over the period. You know, maybe that was because of what was going on in the marketplace. And we kind of had an eye to inorganic growth and industry consolidation, but I want to, I want to point directly to the 740 of total deployed. $520 million of which we gave back to our equity holders through stock buy backs and dividends, and $220 million that we, we used to repurchase debt and delever.

So, all total over the past two years, this is sort of what you saw. This is what you have judged the performance of a company by, and frankly, I think this is what has driven confidence in your ability, in this team to execute on our business model. But I also want to talk today about all the work that we did that you didn’t see. All right? And, although these are our numbers and we’re proud of our numbers, I am equally proud of the work that we did internally to Leidos to make us a better run, greater company. And it starts with business development, and I talked about bringing Mike Leiter in. But, Mike put in a disciplined process for business development which also included moving us into a uniform CRM system Salesforce, and then to use Salesforce to drive our pipeline from qualification to capture to award.

In our engineering world, we initiated what we call an exploratory R&D programs which revitalize the entrepreneurial spirit of SAIC which is our heritage. And also, onto our CTO, we reinvigorated this concept of a Chief Engineer. We trained on Six Sigma. We deployed a lot of Six Sigma projects to increase the work that we did to improve our processes. And Jim Cantor who’s our Chief Engineer also implemented what we call our, our enterprise risk management process.

Over in, in Jim Reagan’s area, a lot of work done in finance. We implemented a new time and expense report. We actually went to a mobile time reporting process. We changed our fiscal year, and when we did that, you know, we had a lot of questions like, “Why are you spending the time and effort to move your fiscal year from January to December?” Right? And now, you kind of look at that, in retrospect, and you say, “Hm. It would have been really, really difficult to pull off a merger like we are with Lockheed with us being on, on two different fiscal years.” See, Jim also owns our enterprise shared services. We reduced our real estate portfolio, reduced the number of, of building and sites from 220 down to 190, and we invigorated our commodity buying the negotiations that we have with our suppliers.

In Human Resources, a lot of work done at, we were this amalgamation of a lot of disparate businesses, and we had HR systems from some of the acquisitions and some of the legacy companies. But, during the last two years, we moved our entire workforce onto one HRM system called Workday. We changed our, what we call our career stream, so we have five vertical progressions for our employees. We changed our layers so that everybody understands where they are in the organization. We defined what it took to make certain layers so people understood what the qualifications were for their next job.

We changed our variable pay program to make sure that everyone who had variable pay had written goals and objectives that were tied to enterprise goal and objectives and understood that if they performed at a certain level, they could expect variable pay to operate in, in a certain way. We increased development. We increased training. We spent a lot of time on succession planning, and we did all of this while we removed one complete layer in the organization and we consolidated from four business units to three.

So, a lot of hard work done, but I think what it reflects, and I want you to take away from this. A lot of internal work goes on to generate the kind of numbers that we have on this chart, and I believe we have created a company that now operates at the level of best in class in the industry. And, I like to say is now this, this really exciting container for which we can think about adding, you know, of course, organic growth, but inorganic growth and bring new business in, new businesses in, if you will, into the Leidos container, the Leidos platform. Right? And it sets us up, really for us to think about, about what was going to be next, what’s going on in the industry, and now that we’ve postured Leidos as a great place to work and a place that’s run well. We spent a lot of time thinking about what is going on in the market and what are the opportunities for the, the new company? And I want to talk about that.

So, first, what’s not going to change. All right. What’s not going to change is this strategy that I showed in the first section of the presentation that has been referred to as, as boring by myself and others. I like to say, “Maybe it’s not boring, but it certainly is simple.” Simple and straightforward and understandable. So, we’re going to continue to focus on the core business. We’re going to stay in those areas for which we have a competitive advantage and where we have core competencies. So, you will, you should not expect us to part far from those businesses that we had talked about in the past. And, of course, we’ve identified those areas as defense, civil, health, intelligence, and homeland security. We’re going to drive growth because this company performs well in growth, and we believe the markets that we have selected will fuel top line growth of the company.

We’re going to continue to invest, and we think this separates us from some of the other companies that you follow in our space. We believe in R&D. We believe in innovation. We believe in conducting both IRAD and chasing contracted research and development with our customers. We believe in creating differentiated capabilities that let us compete and win in the marketplace. And, number four, which you shouldn’t be surprised, is we’re going to deploy our excess capital. First of all, we’re going to do that internally to make sure that we have a well-run company, and then when we generate cash that is in excess of our need, we have a very, very strong commitment to return that to our shareholders and our stakeholders. Frankly, to give that value back to all of you who invest in the company. So, that’s what’s not changing.

What we find is the world around us is changing, and when I was in business school and I took my first finance course, my business professor said, “Your investment thesis better work with a newspaper that you pick up in the morning.” All right. “And if you pick up the Wall Street Journal and you start to look at what’s above the fold, and the areas that are important and relevant for your company, if they’re not showing up in the Wall Street Journal above the fold, you ought to think about what businesses you’re in.” And I am really excited, kind of in, in a, in a quirky way that those areas of core capability and competency within Leidos are really reflected in the headlines that we’re reading every day, and I, I pulled off a couple of these.

But, I could just as easily go through this morning’s Wall Street Journal that talks about Obamacare and it talks about a hack. And it’s got a picture of, of, of the ISIL organization being driven out of Fallujah, and, although, as I’ve said, our, our investment thesis and the basic principles around the company have not changed, we have found that we live in a very complicated, uncertain and, frankly, in some areas, a very, very dangerous world. And as such, we have customers across all of our markets who are looking at companies like Leidos to help them solve these problems.

So, in my lifetime, I’ve gone from slide rule, to an HP 35 that I bought in college for $400 that was a breakthrough because not only did it have four factor calculations, but it had the x to the y function. And so, some of you out there who are of my age probably remember the miracle of x to the y which allowed us to do bond calculations of logarithms. And I paid $400 for that. So, I’ve got may Garmin GPS wrist watch that connects to GPS, actually measures my heart rate which by the way is moving off the chart right now. I’ve got more compute power in my sports watch, right, than we probably had in an IBM 360 or a PDP-11 30, 40, 50 years ago. And what we know is that the trends in this digital world, as we all thought and Moore’s Law will eventually break over or Metcalfe’s Law doesn’t apply.

Or, eventually, the cost of storage. I have, I bought a terabyte of storage for my home computer for under $50. I bought a terabyte. I mean if, if you have been on the journey that I have been on, a terabyte, right? Wow. I mean, that’s just in, and now we’re talking about five terabytes and ten terabytes and the amount of storage. Therefore, guess what? We’re storing everything. Add then bandwidth and connectivity. These trends are not changing. These are not reversing, right? We live in this, this Internet of things, this network centric world, and all of our customers are having to deal with the digital environment that we live in, and they’re looking for companies like Leidos, tech companies to help, if you will, harvest the power of the digital environment.

So, we have a customer who, it used to be okay for us to go collect data, store data, land, put the data on the network, and provide him that data, that data eight hours after the mission. Okay. That customer went from eight-hour latency to four-hour latency to what we call a tactical data link off the airplane to the point now where that customer expects us to sense, record the data, interpret it in the platform, and then run it through what we call BLOS, Beyond Line of Sight, off of the satellite, and provide that data to the commander in real time.

So, our customers are not going to sit back and look at latency. They’re asking us to take data, turn it into information, create actionable intelligence from that information, allow them to achieve a high degree of situation awareness, and then, more importantly, to take that situation awareness and turn it into something that they can actually use to make decisions. And now, more than ever, to take that, those decisions and, frankly, use them to predict the future, right? And, we talk about predictive analytics, and we’ll talk more about that in the presentation. And the work that we have done, frankly, to use the past to describe what’s going to happen in the future.

I know many of you are out there thinking, well, he’s probably talking about something in the intelligence community or something about the military. What has amazed me about the world that we’re in is how predictive analytics dominate all of our markets, and in particular, healthcare. So, as many of you know, we run Frederick National Cancer Lab on behalf of the National Cancer Institute, and the first visit that I made up to Frederick to NCI, and I walked into the research center. All right. Where we have almost 1000 people conducting cancer research, and yeah. We’ve got labs with, you know, petri dishes and biology and we’re doing tests.

But then, they showed me this other part of the lab where what have we got? We’ve got rows and rows of, of devices that map the human genome coupled with rows and rows and rows of supercomputers that are taking the information that we, we pull out of the genome map and knowledge that we have about the resistance of certain of those genomes to certain disease and that the, the key now to curing cancer, the key to Zika which is a project we’re actually doing some work on is yes, it’s grounded in biology. But it, it, but we will make our breakthroughs through data analytics and the use of this connected world to analyze these large amounts of information that we have today.

So, as a result of this uncertain world, a result of everything going digital. What is going on in the markets in which we have chosen to compete? Well, the great news is, and you’ll hear this theme from me, you’ll hear it from Mike. You’ll hear it from Jim. In the markets that we have chosen, we see top line growth and the, and positive trends in all of the markets in which we are chosen to compete. And, I put a couple charts here. This is our global IT security. Think of it as a proxy for cyber. So, this is relevant to the work that we do for our national security customer, but more important work that we do for some of our commercial customers. Work that Lockheed does in industrial defender and the uptake relative to the cyber market.

Healthcare—and we’ll talk a lot about healthcare today—, this is the per capita spending on healthcare in the United States. It is high, it is growing and it is growing at an ever increasing rate really because of the access that we have to data, the access that we have to tests, and the ability to use advanced data analytics to characterize disease and to create cures.

Now, you would think, with an increase in healthcare spending in the U.S., right, we would be seeing some positive trends. Well, what’s interesting is we’ve seen the cost of healthcare, in the last five or ten years of all of our lives, going through the roof, which is an indication that maybe we’re not using all of that plethora of data that we have in the healthcare organization in the appropriate way.

And—and I love this chart, which is, if we look at per capita spending on healthcare for the developed nations plotted against life expectancy, in the US, we spend $5,000 more on a per capita basis, almost $10,000 for each man, woman, and child in the US, and with that, our life expend—expectancy is not at the top of the developed nations.

And you look at that chart, and you just scratch your head, and you say, “Why?” Why? Because, in the US, we are a mass in data, but we also have with it a healthcare design and risk management delivery process which is highly inefficient.

So, it’s interesting. Some of the efficiencies that we’ve seen on the DOD side, some of the work that we do for our government customer relative to workflow, risk management, and design directly apply to the markets in healthcare, which is why healthcare has been and continues to be a very, very important market for the new Leidos.

And then, finally, the government IT spend. [unintelligible] we were growing exponentially for a while, and then we started tailing off. Think about that is the move to the cloud. AWS, one of the biggest growth areas for Amazon. Big move to the cloud. A lot of easy money was saved by doing outsource and, and reaping early benefits. But now we’re faced with aging infrastructure, old applications, old forms of database, too much information, data proliferation, and a workforce in the U.S. government that is, if you will, not digital native and not ready. So, we expect the IT market, both in government, and think about government being Department of Defense the intelligence community and civil to grow better than GNP and to be a great growth market for the for the company.

I also, when I think about this chart, think about what’s going on in the Department of Defense. And if you’ve read some of the publications, if you’ve been able to hear the Deputy Secretary of Defense, Bob Work, talk about the challenges that he has to protect the nation against all enemies foreign and domestic, and to do it on a relatively constrained budget. He has this concept that he’s called the third offset. Okay? And, and what is the third offset. The third offset is to take advantage of the digital environment to protect the nation in a more efficient, more cost effective way. And four hallmarks of the third offset are the human machine interface, autonomous operations, smart weapons, and machine analytics. And, as we think about those four aspects in DOD which is one of our largest customers, all of those align with the core competencies of the new, of the new Leidos.

So, I think about that, and I think about how do companies bid and win in this new competitive environment? You know, we’re not a large producer of platforms. We don’t have large factories, we’re not capital intensive. That’s not the business that we’re in. We’re in the business of creating answers and solutions using information. And there are three aspects that we think about every time we write a proposal, every time we enter a competitive RFP. We think about our people and the expertise and relationships that they bring. We think about our cost advantage because every proposal we write, every contract we sign, cost is part of the determining factor. And then, we think about, do we have the right capabilities suited to solve the problem that our customer has. So, let’s talk about each one of these.

Expertise and relationship. We are a people company. All right. We solve customer problems, right, through the creative genius of our employees. 18,000 at Leidos, by the way. Growing to 33,000 in the new company, and those, those people embody two things. One, they have been working on problems for decades, right? So, our knowhow, our trade craft, our point of difference is not embodied in a large factory with a lot of tooling and a lot of patents and a lot of intellectual property. It’s embodied in the skills and the knowhow and the enthusiasm and the creativity of the people that come to work every day. And the more people you have, frankly, the better you’re going to be at solving problems.

What’s also embodied in our people are relationships with customers, and I’m going to come back to this point a couple times today. Is if you think about what it takes to win, you can’t just show up at a customer without a long history of past performance, without having relationships with the customer, without understanding their problems. Frankly, for us at Leidos, 40 percent of our employees are what we call forward deployed, inside the fence line. And I like to say, although this isn’t true in all cases, we tend to be on counsel with our customer, supporting their mission needs. And that creates a degree of customer intimacy which is a competitive advantage which lets us understand what’s going on in customer space and to tailor solutions unique to that particular customer.

Cost advantage. You know, I graduated from college in the ‘70s. First program that I was on it was how fast can you make the airplane go, how much can it carry, and we never even thought what it would cost. Right? We had customers who would pay a huge incremental cost for a minor improvement in performance. And, and by the way, I love those days because an engineer from Georgia Tech, Aerospace Engineer, designing the next jet fighter. Life couldn’t have been more fun. Those days are gone, right? Every decision that a customer makes today is based upon value. all right. Are they getting a significant increase in performance for a mission for a commensurate increase in cost? And so, we have in, in Leidos, as I think everyone has across the aerospace and defense and IT solutions, thought about how we can be more cost effective and build a cost structure that’s competitive in the markets in which, in which we compete.

And today, we’re going to talk about this word scale. In a couple charts later on I’m going to tell you what scales means to us. Scale for scale’s sake, simply being twice as big, is not a point of competitive advantage. Scale is valuable relative to building a market based target cost structure if scale allows you reduce your billing rates and to reduce the cost of your goods and services to your customer.

And the third enhanced capabilities, the world has changed. I mean, the world has changed so much in the last six weeks. You know, within Leidos we’re still trying to understand all of the new opportunities for our products and services that have emerged on the market and we’re so excited as we examine in detail the ISG business that’s coming across. How their capabilities and our capabilities really don’t overlap but complement each other and are well aligned with the markets that we see and the areas that we want to compete.

When we take the people, the cost structure, and the capabilities, we combine them together. If you’ve been on our earnings call, we try to call that the, the Leidos platform. We think about that as the container. That’s a place where we think we can have strong organic growth. It was also a place, at the end of, of 2015, moving into 2016, we thought would be a, a terrific place to add other businesses in an inorganic way, and it’s really getting the company right, operating well, understanding our core competencies, that we looked to the outside market.

And, I’m now going to talk about the, the deal and the transaction, tell you some of the specifics about why we were so excited. But, I also want you to know we got to the point of the decision to sit down with Lockheed and negotiate the transaction to merge with IS&GS after a long, thoughtful process of saying no to a lot of other businesses.

As you know, there’s been a tremendous amount of consolidation in the mid-tier. There’s the TASC deal, the Scitor deal, Harris, Exelis, the Vectra spinoff, a lot of things going on, and we had stayed out of that fray because, as we look at our competitive structure through this lens, we didn’t see other deals that created a point of different for us in all three areas.

But, when—which turned out to be, I think, last July— Marillyn Hewson, the CEO of Lockheed, announced the strategic review of the IS and GS business, we got our strategic folks together and our market analysis, and we started the work that led to our decision to move forward and behind negotiations with Lockheed and Martin over the merger of Leidos and ISGS.

So, let me talk about what that is and what that looks like, and let me highlight for you the four points that we think are huge value creators for the new organization going forward. So, first let me—let me describe a little bit of the what, and I won’t—I won’t do the transaction justice.

And you now have books. If you turn back to page 84, there is a much more detailed block diagram of how a reverse Morris trust works in this case. But, let me just foot the headline down that says our plan is around the middle of August to merge the Lockheed Martin ISGS business with the heritage Leidos business in a structure, a tax free structure called a reverse Morris trust.

And that allows Lockheed, if you will, to spin off the ISGS business without incurring tax, and it’s a structure that, frankly, without an RMT at Leidos, we could not have done—we could not have taken on a transaction of this size and scale and importance.

So, what’s the consideration? If you’re here today, you certainly know we’re going to issue 77,000,000 new shares as part of consideration in the transaction. We’re also going to cause to—cause to happen a payment of $1.8 billion in cash from one of the special purpose entities to Lockheed. Again, I’m not going to go into the—into—into the specifics.

And, as I mentioned before, Leidos stockholders will receive a special dividend of a billion dollars or $13.64 as part of the transaction. So, when the smoke clears and we run all the special purpose corporations, at the end of the day, on day one, the Lockheed Martin stockholders, who will receive the 77,000,000, and they chose to move their holdings around through something called an exchange, but they will own 50.5% of the new company.

The heritage Leidos shareholders will hold 49.5. And, of course, the nuance of that is Lockheed has to have the 50.5 for the transaction to continue to be tax free. And so, what does that mean to the capital structure of the new company going forward? Our total net debt will be 3.4 billion, and Jim will take you through some of the debt fundraising that we’ve been on and tell you a little bit more about how we’re done the tranches on the debt.

That will put the new Leidos at a leverage number on a net debt basis in the mid-threes, a number that we think is appropriate and prudent for the business on day one, but a number that we hope to reduce over time. And, in fact, that will be a focus of the new company, which will be to reduce our leverage with a goal of being under 3.0.

Okay. Why are we so excited about the merger of these two great entities? Alright. What it is that we saw in ISGS—how does that interact and connect with the Leidos business going forward, and, what can we expect from this new 10 billion market leader going forward?

So, I broke it down into four areas. First of all, we think it improves our position in the markets in which we have elected to compete. We believe, across the board, it expands our scale and our scale in a very positive way, and it creates a more diverse company with less risk. We have strengthened our capabilities.

Those things that we go to market with that allow us to compete and—and win new business—and we have a stronger, improved financial profile, which, just as we had done with the old Leidos, we will take that profile, and we expect to grow the top line and the bottom line and to be very efficient in our business model and generate a significant amount of free cash for which we have made a commitment to reduce debt and return value to our shareholders.

So, let me go through each one of these with a couple illustrative charts. In the four markets that we want to compete, who’s world has turned, frankly, upside down, just literally in the past few months, there is an—there are three common enduring needs.

The first and foremost—and it’s really interesting, this whole idea of evolving and escalating threats. And that’s a term and worlds that traditionally, I have used for intel and our DOD customer. Right? We have been here. We’ve been to Wall Street. We’ve talked to you about what’s going on in the world.

But, it’s—it’s somewhat telling that I’m standing on the stage, and I can describe that the—the DNC—alright—was the subject of an attack. I mean, it just—it is really something for us, almost historic for us to sit back and think the head of DNC had to resign her job because the DNC was attacked by a threat, and frankly, probably one they had no cognizance of.

But, it is—it is very, very endemic of the world in which we live where we can think about physical threats and virtual threats and that all of our customers—and whether you’re an investor of utility or a large healthcare provider or an agency in the Pentagon or someone in the intelligence community, the whole—your whole world has turned upside down.

And the pace at which the threat evolves—it used to be, you know, when I was an engineer, we were designing against a Soviet threat that we could fairly well predict for a decade going forward. I mean, the first thing I did, when I worked on a long range strike aircraft—and we were talking about SA3s and SA6s. And they were—they were well understood and it was a stable threat.

Today, the threat changes by the minute. Right? And all of our customers need companies like Leidos to help them understand the threat and to build counters to the threat that they incur. Data proliferation—as I talked about, everyone’s going digital. We’ve seen what’s happened with the cost of storage. We have customers today that store everything. Right?

In the past, they would store 10 percent of the collected data. Now, they store everything. Healthcare providers—ten years’ worth of [00:48:21] looking records. All of our customers need a company like Leidos to understand their data, to turn their data into information, create actionable intelligence, and to use that intelligence in some predictive way.

Aging IT and infrastructure—now, I saw it—I showed it to you in the IT chart. You know, we—huge investment a decade and a half ago in IT infrastructure, moved into the cloud, which allowed a very—some top level program savings through moving to cloud programs like iSight. But, now, we see a re-investment, across the board, in both the physical infrastructure and the applications that reside on it.

And, for us, that has meant major moves in franchise programs like the DHA—DHA Genesis program for which we are able to compete and win, are in the process of transforming how the Department of Defense does medical records. And with that, we see, not only is it an aging infrastructure in the virtual world, it’s an aging infrastructure in the physical world.

We have a great program for investor owned utility down in Florida where we are hardening their power distribution grid. Right? It’s an old grid. It’s a foliage [sp] program. It’s a transformer program. It’s an architecture program. But, we see that the new Leidos, with the capabilities that we had from Lockheed Martin ISGS has deep verticals in these three areas of enduring need.

Okay. Everyone has a customer chart. And I am so excited about this one because we double the number of customers for which we are in the top five IT service providers. But, when we built this chart, I wanted to highlight something else. So, not just that we have a more robust and more diverse set of customers, but these are customers for which we have decade long relationships with.

We build our business on customer trust, and customer trust is established because we provide goods and services and execution, and we partner with customers on mission, not just for a week or a month, but for years and for decades. And there are customers on this chart who we have been delivering on commitments for since the beginning of the company in 1969.

Scale. We’ve spent a lot of time at Leidos on the word scale. As we look at consolidation in the mid-tier market and we looked at other properties that were available, we made—we made a decision that said, “We don’t believe scale just for scale’s sake is important.” And I know that there have been a lot of our competitors who have been up on the net lately, who says, “We don’t need to get bigger because scale is not necessarily a competitive advantage.”

And I’ll tell you, we agree with that. If scale doesn’t create a point of different, if scale doesn’t make you a better company then scale doesn’t provide that point of difference. Four areas I want to emphasize in scale—increased global presence. I want to talk about what I call the tale of two cities: Dayton, Ohio and Abu Dhabi.

Dayton, Ohio—“What is he talking about scale in Dayton, Ohio?” When we split the company and spun off SAIC, we reduced our footprint in Dayton, Ohio, really to the point that, at $5 billion, we were right at the cusp of having enough critical mass to have an appropriate presence in Dayton, Ohio, which is a huge buying command for the Air Force.

With the combination—with ISGS, we double our presence in Dayton, and we can’t afford to have a world class field office in Dayton, Ohio. Abu Dhabi—Cleveland Clinic has been one of our very, very strong traditional customers in the healthcare market.

As many of you know, they have built Cleveland Clinic in Abu Dhabi, which is a world class healthcare facility. Unfortunately, Leidos doesn’t have a presence in Abu Dhabi. We have not had the scope and the global presence to be able to establish field offices in all of the countries in which we would like to operate.

With this move, we are now big enough, right, that we can open a field office in Abu Dhabi. We can be, if you will, fully deployed with our Cleveland Clinic healthcare partner, and we can provide our traditional goods and services in the healthcare market wherever our customers need us to be.

Increased discretionary spend—alright? Now, we have said we will increase certain of our costs, not 100 percent variable to the base. And this chart says we’re going to increase our discretionary spends 70 percent to the direct labor base. Well, what does that mean?

You know, things that we need to bid and grow, our—R&D, bidding proposal, and our market assist or market development—we will increase the dollar numbers that we spend on the front of the business by 70 percent. Of course, what that means is that there is not an opportunity anywhere in the globe that we won’t have sufficient resources to do the upfront research and development and to—and to put together a world class proposal to go win the program.

More competitive wrap rates— I talked in the prior chart that every program that we bid on, cost is a factor. Now, we see customers moving away from this thing called LPTA. But, best value is a component of every decision that a customer makes.

We run three wrap rates. We run what we call a development at the high, integration in the mid, and services at the low. And on day one, on the seventeenth of August, we will see a step function reduction in our wrap rates, and, as we bring home our value creation goals, we expect our—our billing rates to further decrease over time.

And then, this third area—you know, those of you who followed us as a company know we’re about three years into the journey of Leidos. You know, when I first joined, there was a lot of fun being played with what’s Leidos and purple. But, we are on a branding journey, and it takes a long time to build a world class brand. And although, our PA team has done a terrific job and getting our name our and painting the town purple the fact that we will now have twice the resources to be able, if you will, to play up in our brand, is really exciting to me.

And what it does for our employees and what it does for our presence in places like colleges, where we need to recruit and build esprit de corps with our organization is really, really exciting. We showed two things there. Marine Corps Marathon—we were a small player in sponsorship of Marine Corps. The new company—if we so decide, we could be the headline sponsor at Marine Corps Marathon if we elect to do so.

The transaction balances, as I said before the company—those of you who followed us at the split knew that we tried to create a balanced company at the split of SAIC with Leidos. We started off fairly close, 50/50, between health and civil and defense and intelligence. And, of course, because of the drawdown in the war in the Middle East, those numbers have shifted.

We are really pleased as we look at the—the backlog and the revenue profile of ISGS. So, we’re real strong in defense and intel. They are strong in civil. And when you add the two companies together, not only do you get five plus five is equal to ten, but that ten is better distributed and more diverse. And what that means, from our standpoint, and from your standpoint, there is less risk in our portfolio.

We are not subject to significant loss in any on area, and by the way, as customers shift their spending—so, you know, if we are successful in the War on Terror, our customers are going to spend more dollars on civil. If not, they’re going to spend more time and more dollars on intel. But, we are well positioned to take advantage of any market move across our four—our four major markets.

I asked to put this chart in. This is a collection of our ten largest contracts. That’s $30 billion in contract value, which I find really exciting. You know, we had put forward a goal early in Leidos to be able to go after larger programs, more multiple year programs, more programs that were a franchise program for our customer. This is the line-up in the new company. I could take you through every one of these.

These are all exciting, what I call very, very important, critical contracts to our customers. And what this creates for us is an unbelievable stable base for us to build the company and to grow in the future.

Alright. International—you know, one of the things you’ve heard me say is we expect to grow the top line domestically. But, we also expect Leidos to grow internationally. And we now have presence in 30 companies. We have critical mass in the UK, and therefore, the European continent, and in Australia. But, all of us know that to do business overseas, you’ve got to have critical mass. You have to have the government’s processes to be able to deal with state departments and commerce.

You may be able to navigate the export process, the DSP5, the Altar [sp], the Seefius [sp], and with the combination of the work that we’ve got at Leidos and the work that comes in the ISGS, we now are critical mass internationally and critical mass in two important markets, and we now have the breadth to think about what additional markets we’re going to add to our portfolio.

Alright. Capabilities—I’ve talked a lot about these top five capabilities. These are areas that we think differentiate us as we provide solutions to critical customer problems. We’ve looked at each one of these in light of the businesses that are coming over from Lockheed Martin ISGS. And each one of our five core capabilities get stronger.

I could highlight each one. But, let me talk about cyber. We’re getting a robust commercial cyber business, somewhat identified as industrial defender that will combine with our commercial cyber business which tends to be more stock oriented business to create a leader in commercial cyber.

In C4ISR, great command of control capabilities. You know, you’ve seen that in the FAA. Systems engineering—that’s what Lockheed does. Data analytics—important to the Lockheed programs, important to us. And then, this whole idea of doing software a different way with large scale agile software development.

But, we’re also getting two additional capabilities. We’re getting back a capability that was relatively strong in the company at the time that we split. But, this whole idea around enterprise IT and IT modernization, a place where we see significant customer spend. And then, this whole area around operation and sustainment and, you know, maybe not the most exciting area, but critical to our customers.

All of our customers have aging infrastructure, and they are turning to contractors to address their needs around operation of their facilities and modernization of their plant, property, and equipment. You know, in LCST, you know, one of the most important things we’re doing early in the LCST program in the UK is we’re building an 850,000 square foot brand new warehouse with brand new inventory management software to really make a step function in the way the UK MOD deals with their logistics problem.

We’re a people company. So, I’m going to pause on this slide maybe a little longer than the others. We will grow from 18,000 employees to 33,000 employees. The new company will have 1,100 PhDs. It will have almost 7,000 employees with a Master’s degree. More than half of our employees with have a degree in science, technology, engineering, and math.

And if the core capability is embodied in our people, we are well positioned to bid and compete. And I like the makeup of the workforce going forward. It’s a tremendous balance between earlier career individual, who, frankly, are the lower wrap rate and a lower billing rate, and longer term senior individuals who have long relationships with customers and who can act as senior mentors to these new employees.

The other point I want to make on this chart—if you’ve followed our business, that you know that point of the realm in a lot of the markets that we work is having cleared individuals. The new company will have 13,000 people with a clearance and about 9,000 individuals who have a top secret or higher clearance.

As you know, there are many programs. You can’t even begin the dialogue unless you have a C++ or a Java programmer with a lifestyle polygraph. And we have significantly increased our capability of those kind of individuals available to us to deploy on those programs.

Alright. The profile of a global leader—eighteen and a half billion-dollar backlog, $10 billion in revenue, 33,000 employees, a large—a large company, and important company. I look at this as our beginning. And I liken it to where I was in July of ’14, when I took over Leidos. And I know if we apply the same relatively boring, relatively simple strategy to this new company, that we can create the top line growth that we’ve demonstrated at Leidos and then bottom line expansion in our margins.

And, if we do those two things and we apply what I like to call our capital or our asset light business model, we will continue to generate significant free cash in excess of our [01:04:03]. And Jim is going to talk more about the numbers following me. But, I wanted to emphasize that we see the ten billion as a new beginning and a launching place for the new company. And we expect, if we apply the right strategies to this new company, we will have the same success and the same demonstrated performance that we have shown over the past two years on Leidos.

So, you might ask, “Roger, that’s all well and good. And I’m bought in, and I understand. You’re in the right markets. They—they are the right markets. You’ve got differentiated capabilities.” But, you must be asking, “So, who is the leadership team that is going to make all of this happen?”

I’m one chart off. I’m sorry. Let me go back. So, this is a chart we’ll refer to a couple times today. The growth that we have in top line and bottom line and in cash is afforded by the work that we have done to identify cost savings and value creation in the business and revenue synergies.

So, a chart that Mike will talk about, relative to revenue synergies, and Jim will talk, relative to cost savings. But, it starts with $235 million worth of cash integration costs, which is a higher number than we have showed before. But, coupled with that, is a higher number of cumulative cost savings through 2019 and revenue synergies.

Embedded in the cost savings number, you’ve heard us talk about $240 million of cost synergies. What we’re doing today—we are raising that 240 number to $350 million on a—on a same, same basis or a 46% increase in cumulative cost savings over the period ending in 2019.

We’re also, for the first time, talking about revenue synergies. And Mike will take you through what this does to our pipeline, the increase throughput, the programs that we now believe we can bid and win that we didn’t think we could bid and win before the merger, and therefore, the number of 425, which adds to a value creation goal of about $1.7 billion.

Now, a question that I always get and I suspect we will get on both the synergy number and the cost savings number is, “What’s our confidence level in our ability to achieve?” We are confident in these numbers, and I would express that these numbers are the same level of confidence that we have in our financial forecast and projections and guidance going forward.

So, if you want to understand where we are and the type of thoroughness and the detail we have behind these numbers—these numbers were established with the same level of detail that we—we use in creating the financial guidance that we put out on the street.

Okay. Now, I want to talk about the team, the people who will create the synergies, who will work on cost savings, who will lead this organization going forward. By the way these people are in the room with us here this afternoon, and I’m not going to ask them to stand. I’m going to go quickly through the organization. I just want to highlight a few things.

So, Jim Reagan will continue to be our Chief Financial Officer. You know, Jim has a variety of experience with a lot of companies, took a couple of companies public, worked in private equity, and has been at Leidos for a year.

Mary Craft, who ran our global services business is going to move into the position of CAO. Don’t think of that position as CAO. Think of that position as a place where we are going to cumulate responsibility to manage indirect costs, including a transition of the IMO. And Mary’s task will be deliver on the cost synergies.

Gerry Fasano is from Lockheed ISGS. Before he was working on the IMO. He was head of business development for the ISGS organization, and we’re thrilled to have him on the leadership team. Dr. Gulu Gambhir will continue to be our CTO, focus on our exploratory IRAD, the investment that we make in innovation and maturing our core competencies.

Anne Addison will be a CHRO and comes immediately from IS and GS. If you know Anne, 20 years at General Electric, starting at IT, moving into HR a period of time outside as a CHRO in a high tech company, and then, a lot of experience at Lockheed, leading up to her current position as head of HR in ISGS and soon to be the head of HR for our organization.

Vince Maffeo will continue to be our general counsel. You all know Vince well from the time at Leidos and SAIC. Bettina Welsh will continue to run internal audit. Michelle Brown continues to be our ethics and compliance leader. Michelle has a lot of experience in ethics and compliance, dealt with an episode in our history called City Time and was instrumental in early termination of our deferred prosecution agreement. Michelle views ethics as a competitive weapon and a core value of the company going forward, and so do I.

Dr. John Fratamico, MIT global analytics, MBTI—really has been a source of innovation across SCIC and Leidos, and we’re so excited that John’s gonna have this new horizontal innovation role, call it advanced solutions.

Angie Heise, from Lockheed Martin ran the civil IT business, most recently has been building the strategy around the commercial cyber business. She’ll lead our civil business. Mike Leiter,

who’s going to come up and talk in a minute, former Director of the National Counter Terrorism Center, Department of Justice before that, a Navy veteran and, of course, ran business development for Leidos. John Scholl will narrow his focus to health. You know, John was a senior leader in the BCG healthcare practice, was head of strategy and development for a large healthcare provider in North Texas, ran our health business and will focus his skills and abilities now singularly in the healthcare market. And Tim Reardon, Tim Reardon was a customer on the intel side, a long career at Lockheed Martin, leading to his current role as head of all programs in ISGS. Tim will lead our Intelligence and Homeland Security organization and I’m sure will drive growth in that organization.

I will also tell you if you could look a layer below this, what we sort of refer to as the end to, the depth of bench that we have in N2 in the functions and program management is just terrific. I get excited every time we think about how we’re going to be able to deploy that team to execute and grow the business. And, of course, as many of you know, we’ll be adding three new Board members designated by Lockheed Martin. And I would simply say today it has been an open and transparent process with Lockheed. I’m really excited about how that’s working out, and I’m looking forward to the announcement of the three individuals that we will be adding at closing to the Board of a new Leidos company.

So, in summary, really think about three paths to drive this great new company, the work that we’ve done to get, if you will, the platform and container of Leidos ready to embrace a transaction of this size, where we are operating well. We’re delivering on our commitments. We’re performing a hard look at the markets to make sure we’re well positioned in those markets that match our core capabilities and have top line growth and then details around the merger and the organization and an understanding that scale for scale sake is not meaningful. Scale where it drives a competitive advantage is important. Scale’s important where we add capabilities. Scale is important where we add the right kind of people to our organization. I’m really, really excited about the opportunity to lead this new company, to work with this team, to create value for our customers, our employees and our shareholders, and I appreciate your time this afternoon.

With that, let me turn the day over to Mike Leiter. Mike is going to talk a little bit about our programs and where that revenue synergy comes from.

Thank you.

Mr. Mike Leiter: Good afternoon. As Roger said, my name’s Mike Leiter. For the past six months, I’ve been running the integration office for the merger between IS&GS and Leidos. And as Roger also mentioned, prior to that, I managed business development and strategy for us since 2014.

So, I’m going to go over today is an overview of our four—, apologies, our five growth areas. And we’ve organized this around four distinct markets and then one cross cutting market, which we call advanced solutions, which will support the other four. You see defense, civil intelligence, homeland security and health. And what I would note about each of these four is we have large addressable markets. In each of them, we have somewhere between a very strong position and a leading position in some of these. And I would also refer back to the slide that Roger showed you. What is great about the total addressable market and our ability to advance within each of these markets is the base. And if you recall that slide that Roger showed with our top 10 contracts, out of those top 10 contracts adding up to over $30 billion, none of them expire before 2018 and seven of those top 10 contracts expire in 2020 or beyond.

So, it is a very, very solid base of large contracts and it allows us the ability to grow in each of these markets. And that advanced solution piece, which we’ll address a little bit later, is our higher and research and development, largely funded not by Leidos, although we obviously invest in research and development, but largely through customer partnerships and contracts and cooperative research and development that we can apply to any of these four markets.

With that, I’ll begin on defense. In the future, I will be the President of Defense Unit. So, this is near and dear to my heart. In terms of our position in this market, we are now going to be the number one provider of IT and technology services to the U.S. military services and the Department of Defense, almost a three billion dollar position for us right now, again, with opportunity to grow. And one of the places where we see the ability to grow in this is internationally. Although, we have an extremely strong market share across the services in DoD, we see the ability to grow that even more through very strong positions in Australia, the United Kingdom and NATO, the key customers you note in the bottom right, and those key capabilities really spread across all the technologies that are leveraged by the U.S. Department of Defense and our close allies, of course, intelligence surveillance and reconnaissance, data analytics, systems engineering and, now with the jointer of Leidos and IS&GS, the ability to combine Leidos’ very, very strong history and high end intelligence surveillance and reconnaissance, high end working data analytics with what IS&GS brings to us, which is this long history of deep IT network performance of the largest systems in the world. And that combination we see is a true opportunity for future programs.

I want to give you a quick example of one of those programs that the new Leidos will have and this is the Department of Defense’s Global Information Grid Services Management. Now that’s a mouthful and, in fact, it should be a mouthful, because this is the world’s largest private network. We’re talking about 3,500 different sites in 26 countries. And let me be clear, this is not simply giving people computers and laptops and letting them go on their way. This is a network covering from unclassified all the way up to the highest classification with the Department of Defense’s most critical missions. This is missile defense. This is intelligence surveillance and reconnaissance. This is a network on which when the Department of Defense conducts 44,000 missions with remotely piloted aircraft every year this is the network that provides that. There is no network and system more critical to a larger scale internationally at every classification level than what will be run by the new Leidos.

So, you see this is a 10-year contract with a $4.6 billion ceiling value, 1.5 million users worldwide. And we’ve also through this provided cost savings. So, isn’t just showing high-end performance for time critical near real time and real time needs across the globe. IS&GS and now the new Leidos has provided this with savings of close to 7 to 10 percent every year. And the result of that has been the growth in the contract opportunities as well.

So, I want to make clear that this program is not isolated. It is very closely related to several other programs that the new Leidos will manage, the global combat support system with the U.S. Air Force, this is the Air Force’s version of that network where they support all of their mission critical activities. And let me point out that this also leverages commercial cloud technology and that will, I think, combine with many other programs in the future, and IS&GS has been a leader with partnering with those commercial cloud providers.

The NATO Active Network Infrastructure, this is NATO’s equivalent as they move into a new headquarters and another place that the two companies fit together incredibly well. Leidos manages ballistic missile defense for NATO. IS&GS manages the networks they move into their new headquarters. And what we see is very specific mission expertise combined with large-scale enterprise IT. We think that has great potential for the future, similar programs in Australia.

And we see because of this combination between the two companies an opportunity in the future emerging in 2018, as an example, with Navy enterprise IT. This is a roughly $3.5 billion effort for the Navy to modernize their information technology backbone. And we believe that the new Leidos in a way that neither two companies separately could, that the new Leidos provides customer affinity, high scale data analytics, understanding of cloud commercial technology and also large scale enterprise IT in a way that we believe will be vastly more competitive and, as Roger also noted, key to this is also providing the customer with the same service with the lower price the transaction will bring about.

The second growth platform is civil, and this is an area which really spans the whole gamut, but supports more than 80 percent of the U.S. cabinet level civil agencies. It also includes major international programs in the United Kingdom and Australia with a tax office in Australia and the United Kingdom the Ministry of Justice. Not only is this software but this is also hardware in terms of maintenance and operations of massive locations. Whether it is for the Department of Energy, the world’s largest environmental remediation site at Hanford, the U.S.’s nuclear weapons facilities at Y-12 in Pantex for the Department of Energy, or in the case of Leidos running the National Council’s Lab in Frederick, Maryland, all a combination of programs from the two companies which combine with the commercial cyber expertise, also with the ability to do large scale enterprise IT.

And on that commercial cyber piece this is another spot where the two companies combine together especially well. IS&GS brings with it coverage currently of the Fortune 500 companies. 75 percent of utility companies currently use IS&GS for cyber protection. 40 percent of financial companies and oil and gas companies use IS&GS. And with Leidos, we bring to IS&GS commercial cyber expertise across commercial healthcare providers, which have seen incredible uptick in attacks over the past several years. We think the combination of all of these pieces along with incredibly long customer relationships, 40 plus years at the FAA, make the new Leidos incredibly well positioned in this civil market.

So, one example of that for IS&GS is this long-term legacy program with the FAA. Today if you were at high altitude your air traffic control capabilities are being provided by IS&GS and will be provided by the new Leidos. This is a 10 plus year contract, again, which is the basis for all modernization of the FAA’s infrastructure. And with the increased global air traffic in the U.S. and elsewhere, this modernization will only continue, and we believe that Leidos is very well positioned to win more. Why? Because, this isn’t just about the 40 year experience that IS&GS already brings, but what these programs generally are, are fundamentally command and control in the civil aviation world. And we believe that our experience in Leidos in defense and intelligence for command and control will combine especially well with the new company.

There are other programs. Terminal Flight Data Management is for takeoff and landing. IS&GS recently won a $300 million plus program to actually manage that air traffic more effectively. The same sorts of programs in the UK: National Air Traffic System and, of course, the Automated Flight Service Station for corporate jets and general aviation where IS&GS over 10 years provided $2.1 billion of savings to the FAA.

Now, we think there are further opportunities, as Roger noted. With the increased scale we have the opportunity to leverage this more effective internationally. IS&GS has always been strong in the U.S., in the UK, in New Zealand, in other locations in Europe. And we believe we can grow this even more with our new footprint. Now, I admit that occasionally talking about air traffic control can be sort of theoretical. So I wanted to show you a short video of a way in which IS&GS has already provided value to a critical customer in the United Kingdom. And for those of you who frequently fly out of Heathrow in London you will certainly appreciate this.

Unidentified Man: A busy airport improving runway throughput is both a top priority and a difficult challenge. Currently controllers must deliver fixed weight vortex spacing between all aircraft. By introducing a minimum separation indicator onto approach radar displays, controllers are able to space aircraft more accurately and improve the reliability of the arrival sequence even with the minimum separation indicator. With fixed distance space separation headwinds result in a loss of capacity. To resolve this issue, we have pioneered the concept of time based separation, or TBS. TBS provides dynamic separation between arriving aircraft pairs specific to the prevailing wind conditions, greatly reducing the impact of headwinds on landing rates. TBS is expected to have wind related delays, greatly improving the resilience of the airport operation.

Mr. Mike Leiter: So, this program of time-based separation is in place at Heathrow today and is actually saving money and time. More than 50 percent of delays with headwind conditions have been reduced at Heathrow today. And that is proof positive IS&GS’s understanding of the mission, of the customer. And we believe with the Leidos combination, we only be able to advance that more with our command and control expertise.

Moving on to intelligence and homeland security, another area where both companies really had very strong positions already, but the combination is extremely strong. If one thinks of, again, the Leidos expertise in data analytics in the front-end of applications and you combine that with IS&GS’s proven performance in large scale enterprise IT, commercial cloud providers and cyber expertise, it provides, I believe, the strongest player in this field. This is largely domestic, although, we do have some international opportunities, and the key customers are across the U.S. intelligence community, the range of three letter agencies, as we say, but this practice also includes our DHS work for screening technology. And as Roger noted in the news, clearly, the threats that we face in terms of our airports, borders, and the like, they’re only growing and the demand is only growing. And we think that our position with our reveal and

VACIS line of products for screening at borders and airports combines extremely well; really also note that we will be a company that provides everywhere from initial airport design on the technology front. Leidos does this in the U.S. IS&GS has two companies that do this in Europe and the Middle East. Those two companies will combine. So, from the moment you arrive at an airport and the design of the traffic flow and the electronics in that airport into the security passage where Leidos products will be providing screening of baggage, all the way onto that airplane, where that airplane has moved from the gate into airspace, Leidos will be covering that full lifespan in a way that no other company can match.

So, as a quick example of one of our programs that Leidos is very proud of, which has been at the National Security Agency, the Real Time Regional Gateway. And although this was deployed in 2016, I would note that every 90 days since 2016 it’s been updated, as any good technology company could. And there’s no number on that slide that I hope jumps out to you more than from 2007 until 2011 there’s a 95 percent reduction in troop casualties and IED deaths because of tools like RT-RG. As General Keith Alexander, the former Director of NSA said, Leidos performed absolutely superbly. And what was this? This was taking massive amounts of data from a variety of sources, combining it in a way that analysts on the ground could support commanders in Iraq and Afghanistan. It was an amazing success. And I say that not just on the base of what the slide says. During this period in 2007 and 2011, I was the Director of the U.S. National Counter Terrorism Center, and I saw RT-RG and similar analytic tools supplied by Leidos to the commanders in the battlefield save U.S. troops from IEDs and target the bad guys and, because of that, we’re extremely proud. And we believe combined with IS&GS, we only have more opportunities.

What are some of those opportunities? Positions with the Joint Improvise Threat Defeat Agency, which coordinates all of the U.S. Department of Defense’s work against IEDs, training new army intelligence officers, using tools like RT-RG, and looking at large scale data challenges at places like the National Geospatial Intelligence Agency. Again, that combination of data analytics with enterprise IT all being provided at lower cost because of the scale of this transaction, we think, is a winning combination. And we think it’s a winning combination for a variety of service intelligence programs in the coming year.

Finally, I want to talk about the growth platform of health. And if you think about health today there’s probably no area where we see greater interconnectedness between various parts of the healthcare system, a greater need for technology development and greater demands for efficiency. And we think that there’s probably no place that the new Leidos is better positioned because of this combination than healthcare. We do a variety of things in the healthcare world. We do enterprise IT modernization, software development, dealing with electronic health records and also high-end research, as Roger noted, in the National Cancer Lab. And our key customers range from the federal government, DHA, VA and health and human services to premier commercial providers like the Cleveland Clinic.

So, a quick example of one of those programs, which Leidos won earlier this year, previously known as the Defense Health Modernization System—System Modernization, DHMSM, now known as Genesis. This is a 10-year contract with a $4.3 billion IDIQ value, but that just gives you some sense of this. This provides support to over 1,400 sites worldwide, 700 in [unintelligible], 55 hospitals, 300 plus clinics, 200 plus dental clinics. This is the healthcare IT backbone for the entire U.S. Department of Defense. Leidos and its predecessor in SAIC had been incredibly well positioned within Department of Defense, health records and IT for more than 30 years, but we get something that we never had before with this combination with IS&GS. Although, Leidos has done some work at the Veterans Administration, we will now be positioned because of IS&GS’s work with a deep customer [unintelligible] not just for DoD, but also for the VA, where IS&GS has modified the datacenter using new cutting edge enterprise IT. Leidos brings non-traditional care support in places like the DoD Nurse Advice Line, which allows DoD to triage people, so they don’t immediately go to a hospital, and related programs at the Social Security Administration.

So, what do we see for the future here? We see a future here as, again, healthcare becomes more and more interconnected. The DoD has to talk to the Veterans Administration. People from the DoD healthcare system will get care in the commercial healthcare world, like—places like the Cleveland Clinic. And then, ultimately, many of this tech—much of this technology will spread internationally. And we see no company that is better positioned at the Department of Defense, the Veterans Administration and the commercial health world to leverage commercial technologies, commercial EHR technologies and build them into large, complex enterprise systems than the new Leidos.

Last, but absolutely not least, in fact in many ways the single most important growth platform that we have that we believe continues to distinguish new Leidos going forward, and that’s our Advanced Solutions Platform. We are ultimately not just about a services delivery mindset. We’re about developing the technology to improve the services and solutions for our customers and Advanced Solutions does just that.

As I noted earlier, most of this funding comes from about almost half a billion dollars from customers funding research and development in areas like intelligence, surveillance and reconnaissance, signals intelligence, and autonomous maritime vehicles. And the customers are exactly those you would expect to see, largely from the defense and intelligence world: the Defense Advanced Research Project’s Administration, DARPA, the Air Force Research Lab, the Army and Navy Research Institution, all customers that have cutting edge requirements that have turned to SAIC previously and Leidos today.

And this is what I would describe as our acorns to oaks or maybe more apply acorn research and development to oak tree programs of record. And on top you have one example where we started, with the most basic research and development, early hyperspectral imaging, being able to imagine things using the entire electromagnetic spectrum. And we built that over the years of Iraq and Afghanistan into quick reaction capabilities for the Department of Defense. They needed something to support the war fighter, to find IEDs and target people overseas in Iraq and Afghanistan, and we provided that quick reaction capability. And then, ultimately, just this past year, we had this win, and I’ll talk about this in a minute, but it’s the example of taking that basic research and development and building it into a multi-hundreds of millions of dollar program of record with long legs.

Similarly in naval autonomy, you can go back to 2004 where Leidos’ predecessor SAIC first started working on autonomy, one of the first teams to work with DARPA on self-driving cars. And advance that 10 years and you have, as you see on the screens next to you here in the room, Sea Hunter, which is an autonomous maritime vehicle, which I’ll talk about more in a middle—a minute. And a great quote from the Deputy Secretary of Defense, Bob Work, that things like this autonomous ship, this will be a change just like other momentous changes in our society. You see this human machine collaboration and you’re going to see it increasingly in warfare. And we believe that the new Leidos is increasingly central to that future.

I mentioned Airborne Reconnaissance Low-Enhanced, one of those examples of an acorn that grew into a $600 million plus oak tree. This is a highly complex intelligence and surveillance reconnaissance aircraft for the U.S. army. And what’s amazing about this is how modular it is. So, rather than having to rip out a wing and put in a new sensor, it’s simply a quick box. So, depending on what your mission is, where your location is in the world, you can quickly modify that. So, as we face new and evolving threats in the world ARL-E allows you to be equally rapid in addressing that threat. And we have related programs built into this and continue today: Blue Devil, which was another hyperspectral and multi-platform, Buckeye, which is a Lidar program for very precise 3-dimensional mapping, Saturn Arch, an aircraft which continues to fly today in critical areas around the world with special forces and other services, addressing—trying to find IEDs and targeting bad guys. And in the future, we see the same sort of sensors on other aircrafts domestically, internationally and unmanned aircraft.

Now, I mentioned before the Sea Hunter. I’m going to show you a quick video, and I’ll narrate as we go. So, as I said, this is a 132-foot ship, 47 feet wide. It’s autonomous. I will say there are obviously people there for trials, but in the end that whole pilothouse and the people won’t be on there at all. And when I say “autonomous” this is not a drone that someone is controlling from back in the United States. This is autonomous. This is a self-driving ship. Why does that matter? Because in the future combat scenarios that we see, whether it might be in the South China Sea or Russia, these ships need to be able to operate without any human interaction at all in an electronic warfare environment.

So, this ship is designed to go out for as much to 80 days in seas up to 13 feet, 80 days with no human contact, so missions like anti-submarine warfare, tracking new diesel electric subs that are being built in several countries around the world. It’s highly manoeuvrable. And, again, because you don’t have people on it, you could put all sorts of sensors on it. So, it can be used not just for anti-submarine warfare, but could be used for things like anti-mind warfare and intelligence and surveillance. Its ability to be both manoeuvrable and stable because of its design, it can do up to 27 knots. And although it was just christened this past April, it completed a [unintelligible] sea trial successfully last week and exceeded the requirements for acceleration, deceleration, speed and manoeuvrability [unintelligible].

In short, we think that this is the future of naval ships for a variety of reasons. Not the least of which that for the Sea Hunter one day at sea will cost roughly 15 to $20,000 to support, whereas, one day for a U.S. navy destroyer costs approximately $700,000. So, not only is the initial purchase for this vastly less without any of the crew support requirements, but operating this will be vastly less. So, we see a potential for many of these in the future. And it’s not just we who see that. I’ll quote the Director of Unmanned Programs for the U.S. Navy, Rear Admiral Girrier. “The unprecedented surface vessel you’re looking at heralds the look and shape of things to come.” So, that is the core of acorn to oaks, which we believe will support all of our growth areas.

Having talked about those five programs, I now do want to talk about that green bar a bit, and Jim will talk more about both the mustard colored and pink. I can’t believe I said that. I’m from Leidos. That’s purple. But, I want to talk about that $425 million of revenue synergies, because that’s a key piece of why we think this deal is such a good one.

So, what we have here is walking through the reasons for each of our growth areas: defense, intelligence, civil and health, how that combines to provide these revenue synergies. And one quick thing I want to say here, you will see that we have revenue synergies beginning in fiscal year ’18 and fiscal year ’19. And the reason for that is because we think we are being sober and realistic about what the U.S. government acquisition lifecycle looks like. Generally, for programs in 2018, we will have to start to bid those and work those in 2016 and 2017. Hence, not clicking in, in full until that fiscal year ’19 period. But, there are three basic pieces, which come together to give us these revenue synergies, and I’ll walk through each. But, at a very, very high level starting just below the defense intel civil and health, we see an increase in pipeline of $21 billion and that is a combination of either new programs that neither company individually could bid for before or programs where neither company could bid as the prime, which is clearly the preferred position in terms of control of the contract and the financials.

Next, one level down, we have another three billion dollars calculated in here where we think we simply have a much better chance of winning than we did before and our vernacular Pwin, probability of win. And finally, what does that produce? That produces a suitcase of IDIQs. IDIQs are indefinite delivery, indefinite quantity. So, these are the basic hunting licenses that you have to get to then pursue business with the U.S. government. And we think we have a portfolio of those, which again is unparalleled.

So, stepping through each one of these, we’ve identified, as I said, $21 billion of new opportunities that the two companies previously could not bid or could not bid as a prime. In each one of these areas: defense, intelligence, etc., have a slightly different reason why we now have a position we didn’t before. So, I’ll run through that very quickly.

From a defense perspective, I’ve already noted that Leidos has an incredible history of high end application, sensor development and the like, but we have not had those enterprise IT qualifications in the same way. The combination there with increased cost competitiveness provides our ability to prime contracts we simply could not before. Similarly, we see programs like IS&GS 1 just last month involving the maintenance and development of all the Army’s airborne intelligence surveillance and reconnaissance. We think combining programs like that with our higher-end development provide us a very, very strong position in that defense market.

In Intelligence Homeland Security, we have the expertise, we have the customer affinity. What we will be adding is those—are those enterprise IT qualifications and a long and deep history of commercial cloud migration and cyber expertise.

And commercial cloud migration has become an increasing need in the U.S. government market, and we believe in intelligence we are very strongly positioned. In the civil market we think we’re similarly well positioned, but we are now going to be cost competitive in an area which is increasingly cost competitive. And by bringing our rates down from day one, we think our Pwin will go up.

And finally in health, an area where, again, Leidos brings such deep expertise in electronic health records, both in the DOD side as well as the commercial health care—and what IS&GS combines with that is the Veterans Administration, Health and Human Services, and the Centers for Medicaid and Medicare Services. We never had that partnership before, what we now have with the two companies, and that provides us an ability to bid for modernization programs in the VA that we simply weren’t competitive with previously.

Going down one next box, the question of complementary and expanded market access, I won’t belabor the top on defense, intel, and civil. But, I will say on the international front, again, we now have a balance of presence and expertise in key areas of growth, and we think we can get that international up from 9.0 percent.

The greater agility in the market—IS&GS brings with it a highly sophisticated method of business development and capture. Leidos has one as well. But I think the combination of the two, the agility that Leidos brings with that IS&GS tradition of business development and capture expertise, will combine for greater agility and still discipline.

And last, and certainly not least, it is a continued idea of more technical offerings and simultaneously lower cost. All of that combines in our view to provide a higher Pwin on a wide variety of programs across all four of our growth areas. So, lastly, that final diamond at the bottom, that expanded IDIQ inventory. Without an IDIQ, without that hunting license, you can’t actually go out and get that contract.

And we will have—we get 25 new IDIQs that Leidos did not have before. We will have 200-plus with a combined ceiling of over $200 billion. And fundamentally there will be no programs that the new Leidos does not have a hunting license to go bid. And, truthfully, there will be very few, if any, that we do not have extended customer relationships and expertise to go bid and win.

So, with those five growth platforms, where we end up is a portfolio of capabilities, a positioning with the customer and ability to grow that we did not have before and we think are unparalleled in this market, capabilities for a variety of customers from the highest end to enterprise IT, large-scale maintenance and operations across the U.S. government and internationally, $10 billion of diversified revenue, as Roger said—not just focused on defense and intelligence but closer to a 50/50 split as those markets come and go, and an ability to grow not just with new customers but also with new capabilities that we can feed into all of these areas—not just defense and intelligence but the same data analytic skills that we see in defense and intelligence benefiting so well, moving them into health care, doing agile software development for civil agencies and pushing those capabilities to our customers at a lower price than we could before this transaction.

With that, I will hand it over to my good friend, Jim Reagan, our CFO in Leidos and for the new company. Thanks very much.

Mr. James Reagan: Thank you very much, Mike. I appreciate that very much. So today we’re going to wrap up before Q &A by talking about the financial aspects of our model and how we’re expecting to derive the synergies from the transaction. So, I have an update on that. We’re going to talk about capital deployment and what our philosophy and strategy is there. And then, we’ll finish this section by talking about our guidance for ‘16 and ‘17 as well as kind of what our longer-term view of the growth in our markets—growth in our company will be.

So, let’s start with recapping what our value creation platform is. First, the cost synergies. As Roger mentioned, we’re increasing our estimates of synergies by 46.0 percent to 350 million. This is going to be underpinned by $235 million worth of investment to get us there. This is very high ROI investment. And Mike has already reviewed the revenue synergies that we’re expecting.

So, first, to start on cost, we have now implemented—we’ve taken with our IMO and all the teams that are working on the integration of the business—we’ve developed bottoms-up estimates, very granular, that come up with a new estimate of synergies that add up to $350 million across IT, footprint reduction in real estate, as well as streamlining the organization and operations of the business.

Again, $235 million to integrate, while it sounds like a lot of money, the payback on that will be very, very quick. And what makes the ROI even higher is that we’re able to, under the government cost accounting rules, take these things, bucket them, put a business case in front of our customer, demonstrate the savings, and then recover those through billings back to our customer in these cost rate pools.

And then, again, on revenue synergies to increase Pwin that is enabled by these lower wrap rates that we’ve talked about, we will be able to increase our probability of win, increase the yield on the pipeline, and drive higher revenues as a result. You have seen this chart before, but this, again, recaps on a cumulative basis through the end of 2019 the amount of cost savings that we expect these synergies to drive, over one and a quarter billion, again, enabled by $235 million worth of integration costs.

So, when we first launched this—launched the announcement of our merger with IS&GS, we put in front of you all a synergy estimate of $240 million that really was driven by a bench marking exercise and kind of a top-down view based on diligence that we had performed at that point but still before we had really been able to do any detailed integration planning.

Today our updated view is $350 million of synergies, again driven more by a bottoms-up estimate program by program, detailed schedules behind them, and, again, driven by the people that actually operate the business, the people in the functional groups, as well as the people in the business unit that get us to these higher numbers.

So, let me spend a couple moments giving you a little more explanation on this chart ‘cause, while it goes sequentially from left to right, there’s a couple things that are worth explaining. First, if you will take a look at the chart, the bottom layer, which is that dark blue there, which builds up to a synergy number on an annual basis of $121 million—this comes from the synergies that happen on day one. The day one synergies happen when IS&GS comes out of the Lockheed Martin fold and is no longer burdened with the costs of the legacy pension plan, which will continue to be paid by Lockheed Martin and that our employees will still get the benefit of.

And it’s—also about $30 million included there of relief from corporate allocations, corporate costs that we don’t have to bear anymore. This is a share of the Lockheed Martin overhead that we do not need to replace. And it provides an immediate differentiator to us, an immediate cost relief that enables us to bid lower prices with the same profit levels, and therefore it gives us an immediate benefit of increasing our Pwin. The lighter blue layer at the top is, again, the initial view of our synergies.

And then, the purple piece, which is layered on top, is the incremental piece by year. And this is how we achieve that over one and a quarter billion dollars worth of synergy value through 2019.

When we talk about the synergy, what exactly does it mean for us in terms of increased competition, increased competitiveness I should say, and an ability to win more and drive higher margins? Well, again, here is the initial view. When we layer in the current view with higher synergies, we have a mix of contracts where about half of the contracts, and half of our contract base is cost-type contracts.

That means a dollar saved is dollars that go back to the government. With roughly half of our business being cost-type contracts, when you save $350 million, about $175 million is going to go back through lower cost to the customer. But, remember that the customer’s budget doesn’t change. So, when we’re able to reduce the cost of the work that we’re doing, that frees up more money for our customer to get more solutions done with Leidos people. So, this is a benefit to our customer that really could have no impact on our revenue, but it enables us to put more labor hours through our contracts.

So, if you take the 350 million of synergies, 175 million goes back to our customers to get more mission from us. There is 175 million that drops to two things, and you see this on the right hand side. The first place obviously is that it enables us to increase margin. And our projection is that the synergies and the combination of the business will over time, through 2018, 2019, enable us to drive EBITDA margin north of 10.0 percent.

But, the other piece of this is that it gives us the capability and the flexibility that Roger talked about in his presentation to invest more in bid and proposal, more in research and development, more in market development to more account management, and ability to drive more programs in front of our customers and then drive more revenue synergies.

So, one thing that—and this slide is kind of an isolated slide. This is a slide that shows you, for your benefit in modeling the cash impact of the $235 million of acquisition and integration costs that we talked about before—so, again, $235 million of integration cost. There is also $30 million of costs that is a one-time cost of actually completing the acquisition that is added into this, so that you can understand the cash impact.

When you tax affect it, take the tax deductibility of those costs, these—this is how, on a cash basis, each one of those years lines out. So, the total out of this is $176 million saved, as you see it here. So, our integration program, delivering the synergies that we’re talking about—when you’re talking about two $5 billion businesses, there is obviously a lot of things that we have to manage to make sure that we maximize the results, achieve the synergy targets.

We can drive them into budgets and also manage the risk, so that there is no disruption to our employees, that there is no disruption to our customers. So, on day one we stood up an Integration Management Office with the assistance of McKinsey & Company who knows these kinds of programs well, and they also know Lockheed Martin very well because they have had a longstanding relationship with them.

So, McKinsey & Company has been very supportive. And, in fact, one of our board members, David Fubini, used to run the integration management practice at McKinsey. He is now a professor at the Harvard Business School and is an active board member and has actively been supporting Michael Leiter in the Integration Management Office, as well as myself, as we continue to formulate the strategies and tactics to get this company combined effectively. So, there has been a regular cadence.

We have an executive steering committee with senior executives from both businesses. We meet regularly to monitor the progress. The Integration Management Office, you have heard us call it the IMO, that Mike has been leading—they are a group of dedicated professionals, dedicated senior leaders in the company that we have taken out of their day jobs, made them full time in charge of getting the integration planned and management. And that effort is how we’re managing to deliver a reasonably aggressive set of synergy targets, manage them to the cost budgets that we’ve got, and deliver a high return on investment for what we’re spending.

The innovation plans are well underway. And this slide is aimed at showing you in three significant buckets how these things are mapped out on a time scale. First, we’re very focused on day one operations—minimizing disruption, eliminating disruption to our employees and to our customers—second, putting together the programs and processes, so that we can consolidate facilities, streamline things, and assure that we hit the synergy targets that we’re talking about.

And then, the third thing—anytime you’re doing something that is this big you have what is called the transition services agreement. We want to get off the transition services agreement as quickly as we can, and the IMO is very focused on that. So, starting at the top, again, day one operations we’re reorganizing along the lines that Roger had mapped out, which is a very market-focused organization with an integrated business development process.

In terms of the organization and process integration, this is where we look at the organizations from both companies, look to how to rationalize and organize those in a way that is efficient, so that there are lesser spans between Roger Krone and our customer-facing people—and then, making sure that as we become one company with 33,000 people we have a harmonized benefit program.

So, the next slide I want to summarize for you the key value drivers from the integration. And they really come in four buckets, segments, corporate, real estate, and then all other things.

So, starting on the upper left, segments and functional support. This, again, is how we’re consolidating organizations. And this is ensuring that we have the best people aligned in accordance with, again, a market-based structure.

And using a spans and layers approach we’re going to make sure that we rationalize the management layers, how many people are going to report to whom, so that this is becoming—this will become a cornerstone for the delivery of the value capture that we talked about. The back office support, enterprise business services, everything from procure to pay to hire to retire—all of these things are going to be re-engineered on a single platform to deliver better results at a lower cost for our employees and for our customers.

On corporate savings, again, we’re looking at, across the corporate functions, reducing of the senior management layers and getting the benefits of scale and shared costs. In real estate, if you will drive around the Beltway, you will see a lot of buildings with a Leidos sign at the top, and you can—within walking distance there is a building that has a Lockheed Martin sign on the top where we’re housing a bunch of IS&GS employees. We’re going to pick which one of these two locations is the best place to put our people, and we’re going to sunset the lease on the other one.

Fortunately, a lot of the leases in the IS&GS portfolio have relatively short lease runoffs, and that affords us the ability to consolidate space pretty quickly without having to spend that much money in lease buyouts. And that’s a really great thing from a financial standpoint. And then, on the lower right we talk about, you know, the very basic things. But, they are very important—supply chain optimization, being able to get the benefits of reduced costs through lowering the number of vendors, getting rid of vendor overlap, and leveraging some of the volume spend that as a $10 billion company we’re going to be able to get.

The next thing I’d like to spend a couple moments on is capital deployment. As we’ve said the very basics of our value creation road map really aren’t changing. Shareholder value is going to remain our top priority. And the couple things that I’m going to spend a moment on here—talking about our philosophy on leverage and where we’re going to take that, as well as our capital allocation strategy. So, this slide outlines our capital deployment philosophy. First, we’re going to maintain the dividend.

While we’re doubling the shareholder base, we’re going to maintain our dividend at or above 32 cents a share on 151 million common shares. We’re going to invest for growth. One of the benefits of scale that we have through the achievement of $350 million of annual synergies on top of $121 million that we get on day one, because IS&GS would no longer be part of Lockheed Martin, is we’re going to be able to funnel some of those savings back into business development, internal R&D, while at the same time delivering on our margin commitments that we’re talking about today.

We will be able to continue our process to delever the business. We have a history of delevering that you saw during Roger’s introduction earlier today. And while we’re taking on another two and a half billion of debt, we’re expecting to be able to delever and get down to a target level ratio under 3.0x sometime in the middle of 2018. And, just as importantly and perhaps most importantly of these things, we’re going to be taking excess cash flow—and going back into the market when it’s prudent to repurchase shares with excess cash. And we’re also talking about—and obviously as we grow our net income and we grow our cash flow, there’s always the potential to increase the dividends to our shareholders.

This slide helps you understand and helps me outline the terms that we have received on our debt offering. The headline here is that compared to where we were when we announced this transaction back in January, we’ve been able to improve our outlook on the total cost of our financing by 90 basis points. It comes from a couple of things. One, we had a very conservative model on where we thought LIBOR rates were going to fall out, and those rates are actually turning—have been more favorable that we expected.

But, just as importantly, we were able to improve the terms on our financing through a better spread that we had forecast—as well as the elimination of some of the LIBOR floors that were in our original assumptions. So, in summary, here we were able to improve our debt service and cash assumptions on the financing by about 90 basis points and get a blended interest rate, including the debt that we’ve already got, that comes in under 4.0 percent.

So now, onto the thing that you all are here for and the thing that you are all most interested in, and that is, what do we consider our financial target for ‘16, ‘17, and beyond? This chart shows you what we talked about when we had our earnings call just last week, and that’s in the first column. And there is no reason to dwell on that.

But, really, what we’re most interested in is on a new company basis, combined with IS&GS for the 19 weeks that we will have them between a mid-August close and the end of the year, we’re increasing our guidance to somewhere between—on revenue somewhere between $6.8 and $7 billion. Our adjusted EBITDA margin, because we were combining with an entity like IS&GS that has strong EBITDA margins already—that is going to go from 7.9 percent for all of ‘16 up to now 8.5 to 9.0 percent.

Non-GAAP diluted EPS, our guidance that we talked about just last Friday, somewhere between $2.85 and $3.05. Now, that has increased to $3.15 to $3.35. Our effective tax rate is lower, from 35 to 28, and I’ll talk about that in just a moment. And you can see we have much stronger cash flow from operations, even after a deduction for the integration and transaction costs that we will talk about.

So, let me get into a little bit more detail here. On adjusted EBITDA, again, we’re already starting to see synergies. You’ve got the $120 million that I talked about, the $121 million that we get on day one. And we’re already starting to see, because we’ve already started to undertake some actions relative to synergy—so, we’re going to start to see some of those benefits in the back end of the year. So, via that, we get an adjusted EBITDA target of between 8.5 and 9.0 percent.

One thing that we talked about earlier, and I think it bears repeating and a little more explanation, is we’ve got accretion in 2016 from this transaction of 30 cents a share. So, you’ve got non-GAAP diluted EPS in our new guidance going up 30 cents. That is primarily driven by the tax deductibility of a portion of our billion-dollar dividend payment that relates to our employee stock ownership plan. That is deductible under the federal tax rules.

And then, lastly, operating cash flow from continuing operations. If you think about these two numbers that are on a GAAP basis, if you add back—take a look at the footnotes here. If you add back $25 million of pre-close transaction integration costs under the stand-alone guidance, and add back $80 million for the right hand column that is the full year, you get $275 million and $355 million. So, cash goes up from 275, exclusive of integration costs, up to 355 million. Now, in the books that you’ve got there, I just want to call out footnote four. It says 355 of operating cash flow. That really should have been 275. So, we’ve made that change up here, but it was—there was a typo in your book.

So, in summary, guidance is up 30 cents a share, cash flow is up from 275 to 355 before the one-time cost of integrating the business, and we have noticeably stronger EBITDA margins for the full year now on a combined basis. So, what does the run rate of this exiting ‘16 mean for what our thinking is for 2017? For 2017 our guidance is $9.8 billion to $10.2 billion of revenue with adjusted EBITDA margins of 9.0 to 10.0 percent, non-GAAP diluted EPS between $2.90 and $3.20. We expect our effective tax rate next year to be 37.0 percent and operating cash flow from continuing operations, net of our integration costs, to be $475 million. Now, if you exclude the after-tax impact of the one-time integration cost, that number is actually at $550 million.

So, what this really means, and the proof point here that I want to drive home here, is that this reflects a 20 cent EPS growth from the estimate of 2016. That’s a 7.0 percent increase if you impute a normalized 37.0 percent tax rate to 2016 and 2017. So, looking ahead—and what our longer-term thoughts and where we’re going to be able to drive revenue margin and cash efficiency? Revenue, longer-term CAGR, 3.0 percent. That is going to be on the revenue synergies that we talked about when Mike stood up here, and it’s on the stronger platform that we’re able to operate with our customers and drive more growth.

Adjusted EBITDA margin—going from an estimate of 8.5 percent without the transaction to over 10.0 percent by 2019, on the backs of strong market position and strong synergies. Cash efficiency—and when we think of cash efficiency, we think of how much cash flow from operations are we driving as it relates to net income in the business? And we’re going to remain focused on delivering that at or above 100 percent.

So, delivering on the value creation road map, you’ve seen this chart. But, let me just punch out the key points again—revenue growth, diversification, stronger positions with our customer, driving 3.0 percent annualized CAGR over the long haul, adjusted EBITDA margin expansion over 150 basis points beyond          10.0 percent, strong cash growth and efficiency. We have an asset light model, and we’re aiming that to remain at or above 100 percent a year.

Prudent leverage—we’re going to be focused in the short run in getting our leverage down below 3 but then giving ourselves the ability to deploy more cash to shareholders or, when the need is there and the opportunity, the potential for some bolt-on type acquisitions—and then, a disciplined capital allocation strategy that is consistent with both reducing our debt and sending money back to our shareholders. On day one, on an ex-dividend basis at today’s stock price, we’re expecting—and you can plan on a dividend yield of 3.5 percent, very strong.

You know, as a market leader we also want to have a strong financial profile. And to get there we’re committed to these three things, strong execution with a strong team—you saw that. We have a value capture plan aimed at delivering $350 million worth of synergies, and that is already underway, and capital allocation to get the business to the kind of—the leverage we’re talking about at under 3 and a capital deployment philosophy that is aimed at not only just driving value for our shareholders but delivering it back to them in cash.

With that, I will turn it over to Roger Krone.

Mr. Roger Krone: Let me just wrap this up, and then we’re going to reset the stage and take some questions. So, we started the afternoon, and we talked about where we have been with Leidos, work that we did on the top line, on the bottom line, our cash efficiency, our asset light model, and returning a significant—of that portion to our shareholders and our stakeholders.

I talked about—we wanted to be thought of as a company with a relatively straightforward strategy and one that is executing well—frankly, that creates a platform or a container for which we can, then, look at into the marketplace, and we can grow organically or we could grow inorganically. We spent some time talking about the market. I touched on that, and Mike talked more about where the market is going. How does it fit with our core capabilities? And we are excited about the company that we have defined, and we are excited about our ability to create value for our customers.

And then, we had this opportunity to participate in this Reverse Morris Trust with Lockheed Martin., and it started about this time last year. We spent a lot of time in the Fall. There was a negotiation, there was an auction process. We were fortunate enough to be selected for the

R&T partner by Lockheed. And we initially felt we were the right, natural owner, the right container for the IS&GS business. And after we announced the deal on the 26th of January, we laid out some targets for our ourselves relative to synergy and value capture, 240 million, in the vernacular that Jim used.

So, for seven months we’ve been involved with the Lockheed team and the IS&GS team. We’ve had an integration management organization.

We’ve had a lot of meetings, a lot of discussions. We’ve gotten to know the company better. They’ve gotten to know us better, and I think our initial premise is that we are a great natural owner for the ISG business has been validated. And validated to the point where we raised our cost energy numbers by 46 percent, and we added revenue’s energy’s number, numbers that we didn’t contemplate when we decided to move forward to the deal. So, the total value creation package is now about $1.7 billion on a cumulative basis from the day of closing through 2019. We’re excited about this opportunity. Frankly, we’ve been working really, really hard to make this happen. We’re very, very close to closing, and we’ve got the leadership team here.

We’re, frankly, we’re all anxious to get to that closing, to get to that day one, and to prove to you that we can deliver on the commitment in the new Leidos, just like we delivered on our commitment in the old Leidos. And, if we do that well, we’ll create this ten billion-dollar market leader that will perform, as we’ve said in the box, with, with nice top-line growth, margin expansion at the bottom line, and continued cash generation and return of that cash to our shareholders. Thanks for being with us this afternoon. I’ll have Kelly come up. We’re going to reset the stage, and then Jim, Mike, and I will take some questions for a few minutes before we conclude the day. Kelly?

Ms. Kelly Hernandez: We’ll just take a couple minute pause here, as we reset the stage, and we’ll do a Q and A panel with the speakers shortly. I think we’re going to go ahead and get started here in a couple of minutes, please. I’d appreciate if you could raise your hand when you have a question. We’ll have someone bring you a mic for the benefit of everyone on the webcast.

All right. Thank you again for you interest and for sticking around all afternoon. We’ll get to part that you’re probably most interested in, the Q and A. Any questions? Cai.

Mr. Cai Von Rumohr: Thanks a lot. So, so, two questions, first, on the 175 million of—that’s how much of that should be expect to go to the bottom line, as opposed to reinvestment. Secondly, of the 425 million revenue synergies — is that in your plan?

Mr. Jim Reagan: So, that just in case anyone missed it, the question was how much of the 175 net to we expect to drop the bottom line? The way we’re thinking about this is that as we ramp up to that the amount that we will get, it, it’s going to be kind of a game day decision, but—and it depends on the needs of the business. For example, if we have a couple of really, really big opportunities, and, we’ve, we’ve bid a couple, for example, that cost more than $3 or $4 million to bid. Having that 175 there gives us the capability to go after those things while still making our ten plus percent evened-out commitment. So, I think that the way to think about this is that, we’re going to be balancing this spend against the needs and our commitment to the profitability number. And what was the second half of your question?

Mr. Guy: Revenue synergies — was that 425, is that in your number, and actually goes back to the first question. Obviously, because you put up a number for 2019, you must have some kind of assumption about how much you’re going to have to spend, how much of that 175 was going to have to go to investment to get you to that [inaudible] again, I’d ask, if that’s a number, roughly what percent of the 175 flows through to the bottom line.

Mr. Roger Krone: Sure.

Mr. Guy: I understand if you have more opportunities, you spend more [inaudible].

Mr. Roger Krone: Yeah, so, the, the way to think about it, Guy, is first the 425, which is—that’s the cumulative number through ‘19. So, it was about 100 million of revenue synergies in ‘18, , 325 in ‘19. But, that run rate of revenue synergy, that should continue to ramp upward beyond that is embedded in the three percent K graph aspiration. And then to, I guess, amplify on the, the answer that I gave you, you can think about roughly half of that 175 being, the amount that’s kind of limit on how much we would need, or have available for investment. Some of that might not be used and be creative in some years, but I think that the way to think about it is roughly fifty-fifty.

Unidentified Man: Good afternoon. Thanks for the presentation. I, appreciate it. Jim, on the synergy table here, you have by year—296 in FY ‘17, 416 in ‘18, etcetera. Is that a run rate that you hope to achieve by year-end, or is that an amount that you expect to realize in the year, either in margin or in reinvestment?

Mr. Jim Reagan: That’s the amount that we expect to realize within year. So, the amount that we exit in terms of a run rate basis will obviously be higher.

Unidentified Man: Is there anything that you know today, either for a stand-alone Leidos, or stand-alone IS and GS that would have me believe that either company’s income would be lower in ‘17 relative to ‘16, if left separate?

Mr. Jim Reagan: I think that if this deal were not going to happen, I would expect that the top line might be a little bit lighter than we’re modeling today, and here’s why. Both companies are already—and probably even more specifically IS and GS—has already been planning on this.

They’ve already been entering into pricing strategies that assume that the synergies are going to happen, that the pricing flexibility is going to be there, that they would not have if they were still a part of I—of Lockheed Martin. So, because they’re already thinking this way, they’re already thinking post-combination it—they’re getting a pretty good head start on building and executing the business development pipeline to achieve these numbers.

Mr. Roger Krone: Hey, Rich, let me just add to that. And—I’m—I know that you’re aware of this, but just let me highlight to everyone. I think your question was is there any reason to think that top line or bottom line ‘17 would be less than ‘16, as reported for ISGS on a stand-alone basis or for Leidos. I’m sure you’re aware, as we are, that we listened to the Lockheed earnings calls, and in both first quarter and second quarter, I think they had some non-re—non-recurring program terminations, and therefore, were able to collect some earning off of old contracts. Those had a positive effect on the operation and ISGS. We don’t typically expect to see a large volume of those and we don’t expect to see a large volume of those going forward. So, I would view those events as described by Lockheed as sort of non-recurring. I think if you think about ISGS on a runway basis, so, as Jim said, we’re really, really excited about the business, and the curtailment of the pension plan in the corporate office, that location from Lockheed Martin, should prove beneficial to the bottom line.

Unidentified Man: My first question is, if you take the IS and G guidance provided by Lockheed Martin the other day, obviously, there’s two weeks that are missing here. And, then you compare it to what you provided on page 76. There’s a fairly big drop off here [inaudible] [unintelligible] two and a half billion at the mid-point. You’re doing one seven, one eight [inaudible] some—something else happening in there besides the two weeks?

Mr. Roger Krone: Well, it’s, it’s not two weeks yet, because remember, we’re closing in the middle of August, okay? So, if you think about 19 out of 52, apply that ratio to their full-year expectation, you should get a number that makes sense, relative to our guidance.

Unidentified Man: [Inaudible] we need to worry about?

Mr. Jim Reagan: There’s a change in the accounting. I mean, they have different accounting policies around revenue, and we kind of spelled that out in the S four, but it is immaterial with respect to how we think about revenue for the year.

Unidentified Man: [Inaudible] and how are going to present your data going forward? Is it in the Cadet, the groups that you talked about earlier?

Mr. Roger Krone: So, the remainder of this year, we’re going to call IS and GS out as a separate segment for, for reporting purposes. But, when we think about how we’re going at the market, and when we finish the, the all the details that reorganization, which would be done later in the fourth quarter, we will be reporting along probably two or three SCC segments that make sense relative to how we’re going to market.

Unidentified Man: Thank you.

Unidentified Man: [Inaudible] this is I’m at Saint Jeffery’s, and you think about both of these businesses, and your guidance as a combine guidance, could you talk a little bit about, you know, how, for the next year, how is the core Leidos business expected to grow in that guidance, and what is your expectation for IS and GS? And I know starting next year, these will be combined businesses, but the three percent [unintelligible], what is the expectations for two different, you know, for Leidos and IS and GS.

Mr. Jim Reagan: So, the way I think about growth in the business for the balance of the year and certainly for the first part of ‘17, the way we’re thinking about it is the growth rates in Leidos are going to be higher than the growth rates in IS and GS. Eh, they kind of get their feet on the ground with the new, more competitive cost structure. If you take a look at their results here today, you can see that, you know, while it’s clear that they had had a history of some revenue decline, it appears that that is largely abated. And that now that they are, again, on a much more competitive cost footing and looking at their pipeline, and through the diligence that we’ve done, we expect that that will have turned around in the next year. Our growth rate in the Leidos part of the business is stronger. As we reported as Friday, we had an organic growth rate that, once you exclude the divestiture of the design build business was roughly nine percent. So, we’re very pleased with how we’re doing.

Mr. Toby Summer: Toby Summers from Suntrust. I had a question about the IRAD. It looks like historically, you’ve spent a little under a percent, maybe 0.8 percent over the last few years. Is that the right level of spending under the combined organization? You did give something out with bid and proposal and market development. And what do you achieve by it, verses your competitors?

Mr. Jim Reagan: Well let me start and you can run the numbers, is why I—why we have grouped IRAD bid and proposal and market development, market assist, and we use that term discretionary funds is because there’s three classifications of discretionary spends, all, all, spent in the pursuit of new business. And there are just some subtleties as to what we define as internal research and development, like our exploratory research and development programs that we have. Sort of our seeds corn, our acorns, that we allow our employees to bid on to do, if you will, prototype initiatives. But, we do as much, what I would call research, six two, six three, kind of advanced research under bid and proposal funds. But, when we spend bid and proposal funds, they tend to be very focused on a particular capture, on a particular contract.

But, if you looked at the work that we actually do under B and P, you know, once there are days where the work under B and P and the work under IRAD looks very, very similar, but because it’s unique to a contract, we spend bid and proposal. And then market assist, although not as large on a spend basis really is pursuit money that we use. And so, we could single out IRAD. We don’t like to do that. We like to think about the pot of discretionary spending, all of which supports our capture. And if you want to talk about levels, or—.

Mr. Roger Krone: —And, in terms of levels, you’re absolutely right. We’ve spent a little under a percent, and if we think about going forward, the—I would think that that level of spend is roughly equivalent to what our longer term targets are going to be. But, as, as synergies open up our ability to have a little bit more flexibility with the opportunities to develop another a seed on dirt, or another program like ARLE that you heard described today. As those opportunities are there, where we think that we can put forward to our customers things that are true game-changers, and how we defend our country. You know, if we’re building the cornerstones of those strategies for the DOD, we will look to find money in our IRAD budgets to continue to fund those very important things.

Mr. Jim Reagan: [Unintelligible]. Let me clarify just based on the way I heard your question. So, the one percent number is an IRAD answer. Our total discretionary spend has historically been the high twos, and I think in the chart that I showed under scale, we’re not going to maintain that 100 percent variable to the direct labor base. There will be, we think, some scale efficiencies in the way we go to market. We’re not going to have two booths at the AUSA, or at IDEX. You know, there’ll be efficiencies in go-to-market. We talked about a 70 percent increase our total spend coming off a Leidos historical revenue spend that, again, we say nominally is in the high twos. And some days, maybe in the threes, but we try to be at that high two number.

Mr. Toby Summer: Thanks. Do you expect your P win rate to increase at close, or does that take some time? And then, last question, Roger, how many direct reports will you have when the transaction closes, and how many may you have longer term, two or three years from now?

Mr. Roger Krone: Yeah, great question.

Mr. Jim Reagan: Well I think on the P one, we will see some start to creep in very early on. We obviously can coordinate pre-close on some of these things, but we are aware of certain capabilities that will apply, whether it’s competing for a certain IDIQ vehicles or task orders, where we will immediately be able to combine past performance. We will, again, have slightly lower rap rates immediately after because of the broader base on which we can spread the corporate overhead. So, I think we’ll see incremental P win early on, and that will build up as we combine business development efforts, we combine the pipeline, we get more work between the capabilities. And ultimately, as we roll in some of the cost energies, we can actually lower those rap rates even further.

Mr. Roger Krone: So, I guess the question was on the [unintelligible] chart. I think if you count—I think there are 13—, and, your comment I think is a really thoughtful one, which is reflective of our day one organization. And on the business [unintelligible] side advanced solutions in the four customer phasing feels pretty stable to me. We’ve added the concept of a, of a focus on indirect cost under Mary Craft called a CAO. I like—call Mary the cost star. And we did that, otherwise it would have been ‘15 or ‘16 or ‘17, which clearly is a span that’s too broad.

I think we will continue to keep an eye on the organization to make sure that it’s manageable for me, that I have enough time to focus with the customer focus, up and out, as well as focus internally. And, you know, you asked me to predict —now, usually y’all ask us to predict what our earnings per share will be. Now you’re asking me to predict how many direct reports I’ll have in two years. But, I think what I could tell you probably fewer, and that we will think about the organization over time, once we get our feet underneath us and we start operating. We understand what our rhythm is like. I want to be able to spend my time on those areas that need my attention, and those parts that are running extremely well, you know, to allow them just to continue.

But, overall, you know, a year or two from now, you know, where some of those jobs are morphed to. You know, we did play around with a concept where we’d have a COO. I felt, in the immediate moment, we didn’t need a COO. I didn’t want to be—have another layer between myself and, and the line. And frankly, those of you who know me, I’m a pretty hands-on guy. I kind of like the engineering. I like the product. I like interaction with the customer. I like the detail. And I’ll do that for a while, but I’ve got to eventually—we’re going to recognize that we’re now, frankly, twice the size. And, we expect to thin out the organization.

Unidentified Man: Hi, there. Thanks. Just a quick point of clarification, and, on the guidance page for 2017 page 77. The mid-point of the adjusted [unintelligible] margin applied to your revenue guidance. It would be about 950 million [unintelligible]. Is that pre- or post- the integration costs?

Mr. Jim Reagan: That is without the integration costs embedded in.

Unidentified Man: Okay.

Mr. Byron: [Inaudible] Byron [unintelligible] partners. Thanks for the presentation. Roger, can you talk about the underlying budget environment you see behind that three percent CAGR? Is it kind of an Obama administration plus? Is it recurrent O and B projections? What, what’s kind of underlying that whole projection. And maybe one for Mike. On the FAA—and that’s an important market I think—but there’s been this move in the House to try and privatize. Is that a variable to think about for you guys?

Mr. Roger Krone: Yeah Byron. By the way, and thanks for coming in. Obviously, thanks for everyone for coming. So, the last chart that I showed was the federal IT spend. So, it wasn’t a defense budget. It wasn’t necessarily what any one of our specific customers is going to spend, and we showed year-on-year growth, which frankly, we expect to grow faster than the overall federal budget overall. It’s sort of a confusing and uncertain time in national politics today, probably the biggest understatement I’m going to make on the platform. Our crystal ball is a little bit fuzzy. But, what we know is the enduring needs that our customers are facing, and they are all expecting to achieve cost efficiencies through, you know, network-centric applications, renewed investment, and IT, reducing their storage costs, moving to the cloud.

And, whether it’s eyesight in the IC, or some of the initiatives under Bob Werk in DOD, or what we see at VA or FAA, we expect all of our customers to increase spending on IT and do it on IT and do it consistently over the foreseeable future. And, you know, overall do, is that Obama plus, is it, you know, one party verses the other. You know, one thing I think we’ve all learned, having done this for a long, long time is, you know, there may be a left hand and a right hand way to govern and to manage, but the underlying need of the customers, underlying need of the nations are not changing. And when the next president, he or she, arrives in the White House, and they’re faced with the same set of challenges that the Obama administration has today, their reactions tend to be very similar. And, so, I think we can, you know, in engineering terms, common filter through the budget, and come up with projections that look pretty close to what, what we put on the screen.

Unidentified Man: With respect to the FAA [unintelligible], we certainly tracked that pretty closely last year, even though we didn’t yet have the business. I would say, first of all, it would be a gross understatement to say these are unpredictable political times. Second, I think clearly there are very strong views on both sides of that debate within Congress, not just Republican-Democrat, but industry, general aviation, even split between large-scale commercial carriers.

So, I don’t think we have reached a point of consensus yet that I can tell you what the future is. There’s certainly some risk there, but I think we’re actually relatively well-positioned regardless of the outcome on that front. Fundamentally, the platform, even if it is privatized, is not going away. The technology will not be tossed out, and we have, at this point, between the en route work that terminal flight data management, which is now terminal takeoff, landing, and around, terminals. He oversees general aviation. We now touch briefly every corner of the FAA, and we think we’ll be competitive for some of the internal IT work at the FAA as well, because of the cost reductions. The last point I would make is that we are already, or I shouldn’t really say I suggest at this point, but we will shortly be quite comfortable with working with a semi-privatized system, if that’s where it goes. The relationship with NATS, NATS is a semi-privatized element, and that partnership is 30 plus years long, and extremely tight.

I met with leadership last week, two weeks ago in London. We see opportunities in the UK for modernization. We see opportunities across Europe. We see opportunities in Asia, and the flow of air travelers is going to increase, regardless of whether we have a privatized system or not. And that will require additional investment to manage the flow in a safe, efficient manner.

Mr. Roger Krone: Hey, Byron, let me just add to that. I think this is clearly a case where having a larger international presence allows us, frankly, to move forward faster, outside the US, and in modernization of air traffic control. We’re seeing a higher degree of spend [unintelligible] lower bureaucracy, because of some privatization. And, the success that IS and G has had off-shore, I think, [unintelligible] our ability to have success on-shore.

Mr. John Raviv: John Raviv from Citi. In the context of your talking about outgrowing the budget, where do you see the greatest market-share opportunity, or is it relatively balanced across you end markets. And then the second question is in the context of your financial goals, both sales and margin, how linear, or how linearly do you see that playing out between now and 2019. Do you see yours, where it might be up-down, or do you sense a relatively steady cadence out to those numbers you’ve laid out?

Mr. Jim Reagan: We’ve had very strong growth over the past 18 months or so in our federal health area, and I think we see continued increase spend in federal health because of the requirement for efficiency. And this is independent of Obama Care. The challenges faced by health care, increasing costs, need for information technology in that environment. So, I think, the federal health piece, we see a real growth. We do see return to some growth and spend, and expenditures on the DOD side.

Certainly that has flattened, but I think that a reasonable opportunity for, you know, [inaudible] hitting those 3 percent CAGR numbers on defense and intelligence. [Unintelligible] has a little bit more broader portfolio. So, I would break it down with a little bit greater specificity. And we do see internationally, again, in UK and Australia, some opportunity building on the franchises that we have, for example, running logistics for the Ministry of Defense in the UK. We see that as a real foothold within the Ministry of Defense, with some increased UK spend potentially in defense. That’s a small bit of the international market, but we also see that in the pivoting to Asia and our presence in Australia, and being able to build on that.

Mr. Roger Krone: [Inaudible] to John, to answer your question relative to linearity of large, you know, we will be, we should be seeing the back end of ‘17 a pretty significant about the synergies really kicking in with one last piece in early ‘18 as we expect to have been harmonized on a number of back office platforms that will enable us to reduce IT costs, and reduce the subordinate costs associated with, you know, what, until then, will be two, two parallel organizations [unintelligible].

Unidentified Man: [Inaudible] they’re going to win ‘18 IDIQ’s at IS and GS [inaudible] do some business [unintelligible] to a small business and [inaudible] roughly how big is that revenue—[inaudible] what is the status of that? Is that up and running? Is that [inaudible]?

Mr. Roger Krone: I’ll give you some, Cai, and I might have to come back with more specific numbers via Jim, but it’s about 25 IDIQ’s, which are turning over. And they will allow us to shift some work from previous sub-positions to prime positions. The amount of the IDIQ’s that are coming over they’re a number that will be shared, and it’s 400 million plus, but I don’t have a number for you on the amount that we’ll be able to shift from sub to prime because of the IDIQ’s that we will gain.

On the Australia piece, we think that they did, as I understand it, Lockheed took that right off again. I’m not intimate with the program because we can’t pre-closing. But, I know Lockheed, IS, and GS has spent a significant amount of leadership time with the customer, the Australian Defense Force, there, and that program is trending better, and it’s still in a relatively healthy place, ultimately for performance.

Unidentified Man: [Inaudible] over at the data center, so it’s up and operating, those kind of milestones.

Mr. Roger Krone: You know, Guy, I—it’s probably not appropriate for us to even speculate even if we had—I think, best knowledge of what’s going on, on Lockheed program, until after closing is—you know, we’re not going to over-count what you already know. Lockheed’s a very well-run company with very disciplined processes.

I’m sure they’re addressing all of the appropriate contractual issues for their program in Australia. They have, as Leidos in prior to closing, you know, the—it’s just not appropriate, I think, for us to comment on where they are, or where they’re, where they’re relative to, you know, day one on their data center. But, we’ll be more than happy to address those questions post-closing.

Mr. Jim Reagan: [Inaudible] even question, and [inaudible]—.

Unidentified Man: —Of the 235 [inaudible] what will the tax [inaudible] those costs that do go through the impact [inaudible].

Mr. Jim Reagan: Sure. So, if you think about the 235, Guy, because these, whether they’re capitalized or whether they are normally expensed, the impact on cash flow will be the same because if we capitalized, then we amortizing them over a three- to five-year period. The government has us amortizing them over a five-year period anyway.

To answer your question about how much of the 235 gets put into these cost pools, it’s, it’s, the straight answer, the easy answer is it’s going to still fall roughly fifty-fifty. There might be a small piece of that 235 that doesn’t qualify for treatment under, the—what is called a restructuring proposal with the government. So, I would think of it in terms of the phasing for those to be in terms of the recovery to be pretty close to mirroring what you see in the cash chart, stretched out just a little bit longer.

Mr. Guy: [Inaudible] and then of the 176 [inaudible].

Mr. Jeff Reagan: The 176 is after tax. So, these are the costs that we put that chart in there, Guy, because there were a couple people that have already been asking Kelly, you know, help us out with the cash impact after tax of the—of whatever you integration costs are going to be. And the reason that that is separate is because we don’t put that into our [unintelligible] guidance. So, you, you would think of modeling, you would think about modeling the growth rate. And then thinking about this one cash piece that’ll impact the cash flow state in the outside of that.

Unidentified Man: In regards to the budget, are you hearing any change in customer buying behavior or anything in discussions in regard to a potential continuing resolution, or the political election, or are you kind of seeing broader optimism on the trajectory of the budget? Thanks.

Mr. Roger Krone: Well, I, I would like to say, I’d like to say yes. And we talk about this a lot on our earnings call. A couple of changes in behavior, well, Mike commented as well is, frankly, the movement from lowest price technically acceptable and a complete cost shootout, with a little bit of that pendulum swinging back to best value, think of numerous organizations who’d been focused on, frankly, just the bottom line. You know, making a minimum technical requirement, have had some execution problems by buying just purely based on cost. So, we’re pleased to see more best-value competitions. The continuing resolution, I mean, personally, is a disappointment.

We were excited a year ago when we got a two-year budget resolution and we really enjoyed a period of time where our, our customers and their program managers and people on budget on the customer side had certainty, and therefore, could be longer-term plans together, and we’re keeping their acquisition plans on track. And so, last year, at about this time, into the winter and the spring, we saw a lot of procurements.

Some had actually happened ahead of schedule. But as the process sort of bogged down through the mark in the spring and the summer, we’ve seen what we had seen prior, is the delay of program decisions. Not loss of award, but customers are facing FCR, uncertain future. They’re saying, “Eh, I was going to go put this out. Now, I’m going to wait a quarter or two to try to understand what my budget really is, and when we implement the CR, will there be a budget sweep? Will I still have the same amount of money in ‘17 that I thought I was going to have?” So, that has slowed down the pace of awards. We still believe those awards are going to happen. They just have moved to the right a quarter or two.

Mr. Jim Reagan: I would agree with what Roger just said. I don’t think we see any significant customer change in long term outlook, and relative optimism that the tide has turned, especially in defense and intelligence. But, certainly from short-term delays that have continued through this year. I mean, I think there’s probably a bit of optimism that post-election, the lame duck Congress may be able to push something through. So, again, I think short-term delays, long-term believing that we’re probably going to end up on the trajectory that we talked about previously and present in the slides.

Mr. Joe Caiado: Good afternoon. Joe Caiado out of Credit Suisse. Thanks for the presentation. I just had a related question. Now, on the three percent revenue, CAGR target that you put out there, specifically what kind of pricing assumptions are going into that? Do you assume some continued pricing pressure? Do you expect pricing to stabilize going forward? Just, how do you think about that in the context of that three percent target.

Mr. Jim Reagan: When we think about the three percent target, we, we think about their—pricing pressure’s going to be a way of life in our industry, and what that means for us is that, the synergy, in the cost management things we’ve talked about today, are enabling us to respond to that. Yet, and stay ahead of our competitors because of the benefits of scale, so that we can more effectively respond to that, you know, the pricing demands of our customers, win more than our share of work, drive the—a revenue number that’s certainly at the three percent commitment that we’re making and enables us to constantly say that we’ll hit that number.

And again with us being at the 10-billion-dollar scale that we’re talking about, it enables us to be responsive to those, those pressures while still reinvesting in the business and the kind of things that we want to do to go in it.

Mr. Joe Cai: Great. Thank you.

Mr. Jim Reagan: Sure.

Mr. Michael: [Inaudible] with Drexel Hamilton. Thank you for having us today. My question is on seasonality. Should we expect things to smooth out because of the inclusion of more international and healthcare, or any color that you could add onto the seasonality of the business would be helpful.

Mr. Jim Reagan: In terms of seasonality, I think that you can probably expect a little bit more smoothness on the top line, Michael, than you might have seen in the past. The, the thing that you can think about is, there’s normal seasonal trends because of vacations and holidays and things. There will still probably be, you know, some episodic changes in margin from quarter to quarter, not necessarily from year to year, as things happen in, you know, for example last year we had talked about you know, in second quarter we had an unusual number of write-ups.

And, so, you know, we had some favorable margin tail winds that occur because of hitting certain milestones on large programs. And, that’s going to be a fact of life in our business. But, I think that when you think about it in—we’re running this, not in 90-day increments. We’re running this business, you know, on an annual plan, and so when we think about, you know, our margin commitments, we think about them for a full year, as opposed to quarter-by-quarter.

We’ll try to, you know, as it’s appropriate, to provide you all with, you know, some better understanding of the things that drive those fluctuations that happen between quarters, but, you know, in the main—I think that when you think about our margin targets, and how we guide, we’re talking about a full year as opposed to a 90-day chunk of it.

Ms. Kelly Hernandez: To add to that, Mike, just one of the comments Roger made. We talk about integrating in the civil piece is an increased resiliency of the business, not so much on a seasonal basis, as Jim said, quarterly, but cyclically, right? the ability to have roughly a very blended mix, roughly a quarter of the business to be civil is a new thing for us, where we’ve been much more heavily focused on, you know, DOD budgets. This certainly helps the resiliency of the combined portfolio.

Unidentified Man: One right up here.

Mr. Scott: Hi, I’m Scott from Wells Fargo. Thanks for taking my question and holding this day, this analyst day here. So, earlier you talked about focusing on core areas. Is there anything you’ve seen at ISGS that you might think about divesting, or non-core areas in that business or is it still too early to say?

Mr. Roger Krone: You know, it’s a great question. I’m going to defer a little bit to Jim, and frankly, the general counsel. The Morris trust structure requires us to essentially keep IS and GS intact in a material way. I think it’s well covered in the S four. And so first let me tell you on the outset, we didn’t see anything obvious that just stood out that said it doesn’t fit, or it’s a business that we don’t like. It’s a large portfolio. There’s a lot of businesses in it. I think some we’ve gotten into really, really well. There’re probably some that we haven’t. The commitment that we made at Leidos is we’re going to continue to look at the portfolio in light of where we think the markets are going. Is it possible that there would be a business that might be candidate for divesture at some time in the future? Of course it is.

There are no plans today. There’s no list of businesses. In fact, we’re really pretty happy with everything that we’ve seen, but, but time will tell, and again, I just want to—and maybe Jim can explain in more detail—because of the tax-free nature of the Morris trust, there’re actually some pretty stringent requirements on keeping what’s called abacus invention intact or relative to the tax-free nature. So, we will be a little bit limited in what we could do, even if we decided that there was a divesture we’d like to proceed with.

Mr. Jim Reagan: Yeah, and, and, they nature of those transactions is that in order to protect that tax-free status, usually the seller wants you to refrain from material divestures. But, it’s probably worth amplifying what Roger said. Right after the deal was announced, we knew that there were some things we didn’t have really deep visibility into, and so we were thinking, “Well, there’s got to be a couple of programs in there that we might want to sell to somebody. With that said, we’re knee-deep into this right now, and we’re really thrilled with everything that we see.

And you know, including, for example, that they run for the National Science Foundation. You know, helping them manage their polar research station on the Antarctic. That’s really, I mean, we’re at the heart of really cool research, you know, for the National Science Foundation. Leidos already operates the Nation Cancer Institute’s biomedical lab up in Fredrick, and so, you know, supporting really important research from really important centers of science for the government is going to be continued to be an important part of our business. And we’re really excited about it.

Mr. Scott: Thank you for that. Just one follow up. Maybe if you could just talk about your confidence in the revenue outlook, and, or the revenue synergies, and I guess the way I’m thinking about it is the award decision cycles are obviously much longer right now, and you’re looking to achieve these in the next couple of years. I mean, we’ve heard that the decision cycles on new contracts can last, you know, 12 months to two years, so, maybe just your confidence there. Thank you.

Mr. Jim Reagan: Okay. I think, still confident. As I mentioned quickly in the presentation, we don’t have anything kicking in the revenue synergy side until 2018, and that’s only $100 million. And then we add on the 325 in 2019. So, I would consider giving the—even when the US acquisitions system works well, it’s slow. In times of political discord, it can get even more constipated. But, we’re still talking fundamentally about two years to start to realize any of that $100 million on the side, and I think we see, out of that $21 billion of opportunities, we had done a pretty granular analysis of when those are expected to be [unintelligible].

So, I’m confident that that 100 million in 2018, 325 in 2019, we get. And largely, that’s domestic opportunities, and they’re also international opportunities, which are a little bit harder to predict just because the cycles aren’t as long, but the fact that the cycles aren’t as long is also helpful in some way for realizing those revenue synergies.

Mr. Roger Krone: Hey, [unintelligible], let me pile onto what Mike said with just a quick comment relative to confidence. And this bears on our confidence on revenue and it bears on confidence that we have to, to the other commitments we make. You know, we have a year behind us now of delivering on what we tell you we’re going to deliver on. And, you know, the four people sitting on this stage right now, want to be able to deliver every, you know, every quarter when we talk about where the business has been and where it’s going, we want it—we always want to be confident in that, you know, 90 days later or 180 days later, we can look back and say, “See.”

You know, what we said we were going to do we’ve done, because it, it’s, if you’re going to deliver a different number, it’s always nice to deliver a little bit more than a little bit less. And so, that, that’s the way that we’re always going to manage expectations in our relationships with the investment [unintelligible] community.

Unidentified Man: Thank. Would you mind discussing the business development organization a little bit, and from my understanding, Mike, you were tapped to reform it. You got much of the way there before you were, pulled aside to focus on the deal now. The gentleman from Lockheed is at the head. Is one of the two groups, either the Leidos or the Lockheed [inaudible] going to be asked to change the way substantially they do business day to day in bidding for contracts, and if so, can we thus expect some sort of a digestion period?

Mr. Michael Leiter: Very good question. First of all, one of the nice things about this in terms of our new business development leadership led by Gerry Fasano, who previous led it for IS and GS, is that he has been my counterpart running the integration management office for IS and GS for the past seven months. So, Gerry really has, first of all, a seven-month lead in understanding Leidos, to now implement on the business development side. He’s been deeply involved in seeing how we do business development, what our bid and proposal process is like, who are people are.

So, he really is, sort of a step ahead of where many people on the ISGS side might otherwise be. Specific to your question about will, you know, will, which side will change. I’ll tell you that both sides will change a little bit. Our general approach to bid and proposal in our process, because we reformed it roughly two years ago, is very close to Lockheed Martin’s. I think theirs is a little bit more rigorous and a little bit more preferred.

So, we will bump ours up a bit. This is also a little bit like when Roger spoke about the system reform that we did in the past two years. By doing that we positioned ourselves for this sort of transaction. Another way in which that was true is our technology for business development, because we’ve got a 10-billion-dollar book of revenue now, a lot of contracts out for bid. We will have on day one IS and GS on our Leidos sales force implementation. So, we will have transparency from the beginning about what we have out there and how we’re going to pursue it. So, I think Jerry is well positioned. I think the technology is well positioned. I think the process is not identical but similar. The biggest piece that I think will start to change is IS and GS has traditionally gone after fewer, bigger, and we’ve gone after smaller, more. We, at Leidos have started to change that as well for the past two years. Programs like Genesis, the DOD Electronic Health Record program, the logistics modernization in the United Kingdom from the Ministry of Defense.

So, we have been working towards this goal anyways. So, I think what this transaction does, is it turbocharges that effort to get to larger bids. We know how we had to do it to get there. IS and GS is already doing that. So, we are going to probably do a few fewer, but really small, more of the really big. And, I think Jerry is a great guy to lead the combination of those two efforts, and we’re going to try to inject a little bit of agility in there. Lockheed Martin is an amazing American corporation, I’ve been very impressed throughout this integration process. I think we take great pride in Leidos at being a slightly more agile enterprise in some areas, and we think we’re going to inject some of that agility into the Lockheed discipline, and that’s the ideal of combination to come out of this merger.

Unidentified Man: All right, thanks for taking my question. So, IS and GS has reported a—several times numbers have been getting better. So, I’m just trying to figure out in the ’17 guidance, sort of what, what, what baseline ’16 numbers we’d be using for ISGS revenue and then operating income that sort of get to the ’17 number. Also the ’17 guidance contemplate—the EPS guidance contemplate any de—deleveraging. Potentially, I don’t know. I know it would be small, but any additional EPS that can come from paying down debt.

Mr. Jim Reagan: I’ll answer your second question first, and that is that the the guidance numbers do reflect some of the—some deleveraging from excess cash that we’ll have at the end of the year. And, it’s not a huge amount but it nonetheless is reflected in the ’17 guidance. In terms of how you should be thinking about our ’17 guidance, there were really two ways we came at it.

One, we sat down and reviewed with the IS and GS management, based on their book of business and the pipeline today, what their best forecast is. Along with—we applied the right levels with—in collaboration with those guys. The right levels are risk adjustments and this factors to those numbers. They’ve had, as you’ve noted, a really good ’16, and they have continuously two or three quarters in a row, ah, outperformed, ah, their prior forecast. Part of that and Lockheed’s identify this in their call. In the second quarter there were a couple of one-time adjustments that they had to EAC’s, there were a healthy blip upward that would not be something we’d want to model as—on a recurring basis. So, you know, there’s—there are a little bit of puts and takes in the model there, that—that underpins the number we’re putting forward for ’17.

Mr. John Raviv: It is John with Citi. Jim, can you just address what a—what excess cash means to you? I think we’ve—you’ve talked about some sort of number in the past, what would that number be now?

Mr. Jim Reagan: We’re expecting to keep a—a base operating cash on hand somewhere between $200 and $300 million. So, you know, for us excess cash is a pretty simple definition, which is cash flow from operations, less capex less, any other pre payments that we might elect to make on debt service, and so the way I think that your question is how to model it. We’re not going to—our model right now and our EPS guidance doesn’t assume that we’re going be building up a surplus of cash, um, you know, through the accumulation, like we’ve done recently in preparation for this transaction. That—does that—ok good, thanks. I—did you have something? Get a mic to contact.

Unidentified Man: So, I think [inaudible] so we have [inaudible] Leidos for 2016 [inaudible] to assume for I [inaudible].

Mr. Roger Krone: So, you started your question kind of answering—mentioning accounting. Is your—is your question, “Is the accounting change because their policies are different from ours? Is that going to impact—?”

Unidentified Man: —My understanding is that that’s run [inaudible] So, the real question is [inaudible].

Mr. Jim Reagan: We’re expecting embedded in the guidance for all of ’17 relatively modest revenue number up or down on IS and GS. We’re guiding to the whole portfolio. As I mentioned the growth rate will be significantly higher on the legacy Leidos business just for ’17 as we expect. The growth rate will then begin to—to move upward in the back end of ’17 for IS and GS. So, relative to your point, that I think that you’re making because, you know, in the—in the S four we showed a significantly lower revenue number for IS and GS than what they’ve publicly reported.

That number that we had put in the S four was based on the fact that they have a number of joint ventures, that they are not the majority owner of, and that based on information we had at the time we said, we would not consolidate that revenue. It didn’t have an impact on the bottom line, it had an impact on the top line. Now that we, you know, through the diligence process we learned why Lockheed actually could fully consolidated those, and it had to do with the fact that even though they weren’t 50 percent, they had the largest single stake of the joint ventures, and therefore they had a controlling interest. Therefore, they consolidated them.

Mr. Roger Krone: Let me add a comment. I think it’ll be valuable for all of us. So, when I went through the orchard, and I introduced the new leadership team, I spend some time to talk about whether they were—they came from Leidos or they came from Lockheed, because I think it’s important that—for you all to know that we really tried to look across the whole pool of available candidates and to put the person in the job who is the best fit. On the 17th of August, we’re all going to be Leidos, right? And so, we won’t be tracking, who came from Lockheed and who came from Leidos.

All right, our view of revenue is going to follow that same pattern and we realize for segment reporting, and accounting, through ’16 we’re going to have an interesting year in how we have to report, because we’re going to maintain the heritage IS and GS segment reporting. But come ’17 we’re not going to spend a lot of energy to understand what was driving from the legacy IS and GS business and working from Leidos business. In fact, we expect we will hold the legal entity separate under Abacus Innovations as we need to under the RMT, but we expect from a management standpoint to integrate the two businesses under the five group presidents that we’ve identified, and we don’t really expect to come back in a year from now and just say, “Well, IS and GS over performed or under performed.”

We expect to talk about how, you know, civil health, defense, you know, intel, homeland security, and advanced solutions performed and just want to create that expectation here today that—that we know what we have to do this year. We kind of know what we’re saddled with, but—so, we start to think about ’17. We’re going to be thinking about holistically as this new company.

Ms. Kelly Hernandez: Time, maybe for one last question.

Mr. Jim Reagan: If there is one.

Unidentified Woman: Jim, as a management team, how do you think about stock-based comp. Is it a real expense to you? You just add it back, you know, willy-nilly to [unintelligible], and what do you think about level of that will be going forward?

Mr. Jim Reagan: I can answer and then Roger can pile on from the standpoint of a compensation policy. We do added-back because we frequently are asked the question kind of, “Well, how do you think about compensation on a non-gap, you know, with an add-back for non-cash equity comp. But we do—we still do manage as an expense, because it does represent dilution to shareholders.

And so, like any large public company, we benchmark our executive and management compensation against our peers through the consultants at FW Cook and make sure that, we’re paying, a market amount for all of our managers and executives, so that again, we’re not out of bounds, but we’re certainly paying people that are delivering value to the business what it takes to keep them feeling good about their rewards, make sure that we can recruit people, and retain them, so.

Mr. Roger Krone: Jimmy did a really good job of sort of describing what I would’ve said, and you’ve been following what’s been going on in corporate America. We’ve really seen the pendulum swing back and forth, where, you know it seemed like everyone want, you know, all their variable comp to be stock based and, you know, I don’t know whether that was the, you know, the root of some of the issues that came up in corporate America or not. What we’ve done at Leidos is try to take a balanced approach. We think it’s important for the executive leadership team to have skin in the game, right? To have a significant amount of stock-based comp, and we use restricted stock units and options.

And some of those are performance index. But I think the, you know, the addition—what we’ve done recently of trouble shareholder return. This is how do we perform relative to the middle of our peer group. I think it’s a really valuable metric for us to judge ourselves at. And what tends to do is to remove the broader market swings for which one might argue that as a management team we don’t really influence.

And so, it’s the performance of this team relative to performance in our peer group. And I think you’ll continue to see going forward is, you know, we get together with Ann and we think about what our comp philosophy is going forward, that we will have a balance, and, and mixed. They’re relative to the expense, you know, we have a non-gap, and we try to non-gap it out, so that you have good visibility into the economic engine inside the company. But, it is creep, and our shareholder base our philosophy, you know, a year two ago was to try to keep creep constant, and to try to buy back shares kind of at the rate at which we issue.

We have put out some thoughts relative to our capital employment strategy. I’m not going to amend those, but, 150 million shares is where we start. We think that’s a reasonable level. Jim talked about some opportunities to address that, but this idea of creep, one would expect it that we’re not going to allow the stock the number of shareholders to kind of creep with stock-based comp.

Ms. Kelly Hernandez: We’ll end it there for today. Thank you so much for your interest in the company, appreciate it.

Mr. Roger Krone: Great. Thank you.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4, the prospectus filed by Leidos pursuant to Rule 424(b)(3), Leidos’ definitive proxy statement for its annual meeting of stockholders, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, its Quarterly Reports filed on Form 10-Q, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Splitco”), has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 and Form S-1 containing a prospectus, and Leidos has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 containing a prospectus, and Leidos has filed with the SEC a definitive proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement and other documents filed with the SEC by Lockheed Martin, Splitco and Leidos at the SEC’s website at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ website at http://www.Leidos.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.